Exhibit 99.1

Execution Version

INDENTURE

Among FORTIS INC.

As the Corporation AND

COMPUTERSHARE TRUST COMPANY OF CANADA

As Trustee

Dated as of December 12, 2016

ARTICLE SEVEN Holders’ Lists and Reports by Trustee and Corporation		42
Section 701.	Names and Addresses of Holders	42
Section 702.	Intentionally Deleted	42
Section 703.	Intentionally Deleted	42
Section 704.	Reports by Corporation	42

ARTICLE EIGHT Consolidation, Merger, Conveyance or Transfer		43
Section 801.	Corporation May Consolidate, Etc., on Certain Terms	43
Section 802.	Successor Substituted	43

ARTICLE NINE Supplemental Indentures		44
Section 901.	Supplemental Indentures Without Consent of Holders	44
Section 902.	Supplemental Indentures With Consent of Holders	45
Section 903.	Execution of Supplemental Indentures	46
Section 904.	Effect of Supplemental Indentures	46
Section 905.	Conformity with Trust Indenture Legislation	46
Section 906.	Reference in Securities to Supplemental Indentures	46

ARTICLE TEN Covenants		46
Section 1001.	Payment of Principal, Premium and Interest	46
Section 1002.	Intentionally Deleted	46
Section 1003.	Maintenance of Office or Agency	47
Section 1004.	Money for Securities Payments to Be Held in Trust	47
Section 1005.	Statement by Officers as to Default	48
Section 1006.	Waiver of Certain Covenants	48
Section 1007.	Calculation of Original Issue Discount	48

ARTICLE ELEVEN Redemption of Securities		48
Section 1101.	Applicability of Article	48
Section 1102.	Election to Redeem; Notice to Trustee	49
Section 1103.	Selection by Trustee of Securities to Be Redeemed	49
Section 1104.	Notice of Redemption	49
Section 1105.	Securities Payable on Redemption Date	50
Section 1106.	Securities Redeemed in Part	51
Section 1107.	Intentionally Deleted	51
Section 1108.	Deposit of Redemption Price or Purchase Price	51
Section 1109.	Acquisition by Means Other Than Redemption	51

ARTICLE TWELVE Defeasance and Covenant Defeasance		51
Section 1201.	Applicability of Article	51
Section 1202.	Defeasance and Discharge	52
Section 1203.	Covenant Defeasance	52
Section 1204.	Conditions to Defeasance or Covenant Defeasance	52
Section 1205.	Deposited Money and Government Obligations to Be Held in Trust; Miscellaneous Provisions	53
Section 1206.	Reinstatement	53

ARTICLE THIRTEEN Immunity of Incorporators, Stockholders, Officers and Directors		54
Section 1301.	Indenture and Securities Solely Corporate Obligations	54

ARTICLE FOURTEEN Subordination of Subordinated Securities		54
Section 1401.	Agreement to Subordinate	54
Section 1402.	Payment on Dissolution, Liquidation or Reorganization; Default on Senior Indebtedness	54
Section 1403.	Payment Prior to Dissolution or Default	56
Section 1404.	Securityholders Authorize Trustee to Effectuate Subordination of Securities	57
Section 1405.	Right of Trustee to Hold Senior Indebtedness	57
Section 1406.	Article Fourteen Not to Prevent Events of Default	57
Section 1407.	No Fiduciary Duty of Trustee to Holders of Senior Indebtedness	57

ARTICLE FIFTEEN Meetings of Holders of Securities		58
Section 1501.	Purposes for which Meetings may be Called	58
Section 1502.	Call, Notice and Place of Meetings	58
Section 1503.	Persons Entitled to Vote at Meetings	58
Section 1504.	Quorum; Action	58
Section 1505.	Determinations of Voting Rights; Conduct and Adjournment of Meetings	59
Section 1506.	Counting Votes and Recording Action of Meetings	59

EXHIBITS

Exhibit A	FORM OF SECURITY

INDENTURE, dated as of December 12, 2016, among Fortis Inc., a corporation duly continued and existing under the laws of the province of Newfoundland and Labrador, Canada (herein called the “Corporation”), having its principal office at Fortis Place, Suite 1100, 5 Springdale Street, St. John’s, Newfoundland and Labrador, Canada, A1E 034, and Computershare Trust Company of Canada, as Trustee (herein called the “Trustee”).

RECITALS OF THE CORPORATION

The Corporation has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the “Securities”), to be issued in one or more series as in this Indenture provided.

All things necessary to make this Indenture a valid agreement of the Corporation, in accordance with its terms, have been done.

Now, Therefore, This Indenture Witnesseth:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

ARTICLE ONE

Definitions and Other

Provisions of General Application

Section 101.     Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)          the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2)          all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United States of America;

(3)          unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Indenture; and

(4)          the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

“Act,” when used with respect to any Holder, has the meaning specified in Section 104.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Securities, the rules and procedures of the Depositary that apply to such transfer or exchange.

“Authorized Denomination” has the meaning specified in Section 203.

“Beneficial Owner” means (a) with respect to Book-Entry Securities, the Person who is the beneficial owner of such Book-Entry Securities as reflected on the books of a Clearing Agency or a Participant maintaining an account with a Clearing Agency (directly or as an indirect participant, in accordance with the rules of a Clearing Agency); or (b) with respect to Securities other than Book-Entry Securities, a Person who is (i) a beneficial owner of such Securities and as reflected on the Register or (ii) a Person who is the beneficial owner of such Securities and as reflected on the books of a registered Holder who holds such Securities on behalf of the beneficial owner, as the case may be.

“Board of Directors” means either the board of directors of the Corporation or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Corporation to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Book-Entry Securities” means any Global Securities issued or registered in the name of a Clearing Agency maintaining book-entry records with respect to the ownership and transfer of such Securities, or its nominee, or a custodian of such Clearing Agency, or its nominee, and for which registration, transfer and exchange of such Securities or any interest therein may not be effected by the Trustee or any other Person maintaining the Register, except in accordance with the terms of this Indenture and the rules of the Clearing Agency.

“Business Day,” means a day other than (i) a Saturday or a Sunday, (ii) a day on which banking institutions in Toronto, Ontario or St. John’s, Newfoundland and Labrador are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Corporate Trust Office of the Trustee is closed for business.

“CDS” means CDS Clearing and Depository Services Inc., together with its successors from time to time.

“Clearing Agency” means, in relation to Securities of a series issuable in whole or in part in the form of one or more Global Securities, CDS or any other organization recognized as a “clearing agency” pursuant to applicable securities laws that is specified for such purpose in the related supplemental indenture; provided, however, if no Clearing Agency is so designated in the related supplemental indenture, “Clearing Agency” means, with regards to the Securities of such series, CDS.

“Company Request” or “Company Order” means a written request or order signed in the name of the Corporation by any one of the following directors and/or officers of the Corporation: its Chairman of the Board; its Chief Executive Officer; its Chief Financial Officer; its President; a Vice President; its Treasurer; or an Assistant Treasurer, and delivered to the Trustee.

“Corporate Trust Office” means the office or offices of the Trustee designated by the Trustee at which at any particular time its corporate trust business shall be administered, which offices at the date hereof are located at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1 and 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Quebec H3A 3S8, or such other address or addresses as the Trustee may designate from time to time by notice to the Holders and the Corporation, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Corporation).

“Corporation” means the Person named as the “Corporation” in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Corporation” shall mean such successor Person. To the extent necessary to comply with the requirements of the provisions of the Trust Indenture Legislation as they are applicable to the Corporation, the term “Corporation” shall include any other obligor with respect to the Securities for the purposes of complying with such provisions.

“corporation” means a corporation, association, company, limited liability company, joint-stock company or business trust.

“Covenant Defeasance” has the meaning specified in Section 1203.

“Currency” means any currency or currencies, composite currency or currency unit or currency units, including, without limitation, the Euro, issued by the government of one or more countries or by any recognized confederation or association of such governments.

“Defaulted Interest” has the meaning specified in Section 308. “Defeasance” has the meaning specified in Section 1202.

“Definitive Security” means a certificated Security registered in the name of the Holder thereof and issued in accordance with Section 306 hereof substantially in the form of Exhibit A hereto, except that such Security shall not bear the Global Security Legend and shall not have the “Schedule of Exchanges of Interests in the Global Security” attached thereto.

“Depositary” means, with respect to Securities of any series issuable in whole or in part in the form of one or more Global Securities, the Clearing Agency or Clearing Agencies designated to act as the Depositary or Depositaries for such Securities as contemplated by Section 301.

“Event of Default” has the meaning specified in Section 501. “Expiration Date” has the meaning specified in Section 104. “First Currency” has the meaning specified in Section 116.

“Global Security” means a Security that evidences all or part of the Securities of any series which is issued to a Depositary or a nominee thereof for such series in accordance with Section 301(18).

“Global Security Legend” means the legend set forth in Section 202 hereof, which is required to be placed on all Global Securities issued under this Indenture.

“Government Obligation” has the meaning specified in Section 1204.

“Holder” means a Person in whose name a Security is registered in the Register (and including, for greater certainty, in the case of any Global Security, the applicable Depositary or its nominee which has possession of such Global Security or in whose name such Global Security is registered, as the case may be).

“Holder Direction” means, in respect of an Act of Holders of a series of Securities, an approval of or direction to make, give or take such Act given (i) by Holders of more than 50% of the principal amount of such series then Outstanding voted (either in person or by proxies duly appointed in writing) at a meeting of such Holders duly called and held in accordance with the provisions of Article Fifteen or (ii) pursuant to an instrument in writing signed in one or more counterparts by Holders (in person or by their agent duly appointed in writing) of more than 50% of the principal amount of such series then Outstanding.

“Indenture” means (i) this instrument as originally executed (including all exhibits and schedules hereto) and as it may from time to time be supplemented, amended or otherwise modified (other than by a supplemental indenture in respect of a series), or (ii) with respect to a particular series, this Indenture as defined in clause (i) above as supplemented by the related supplemental indenture.

“interest,” when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

“Interest Payment Date,” when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

“Judgment Currency” has the meaning specified in Section 115.

“Maturity,” when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity thereof or by declaration of acceleration, call for redemption or otherwise.

“Notice of Default” means a written notice of the kind specified in Section 501(3).

“Officer’s Certificate” means a certificate signed by the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, a Vice President, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion of counsel, who may be an employee of or counsel for the Corporation or any of its Affiliates.

“Original Issue Discount Security” means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502.

“Other Currency” has the meaning specified in Section 116.

“Outstanding,” when used with respect to Securities or a series of Securities, means, as of the date of determination, all Securities (or all Securities of such series, as applicable) theretofore authenticated and delivered under this Indenture, except:

(1)          Securities theretofore cancelled by the Trustee or delivered to the Trustee, the related Registrar or the related Paying Agent for cancellation;

(2)          Securities for whose payment or redemption the necessary amount of money or money’s worth has been theretofore deposited with the Trustee or any related Paying Agent (other than the Corporation) in trust or set aside and segregated in trust by the Corporation (if the Corporation shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(3)	Securities as to which Defeasance has been effected pursuant to Section 1202; and

(4)          Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Corporation;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities (or series of Outstanding Securities) have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date or are present at a meeting of Holders of Securities for quorum purposes, (A) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date pursuant to Section 502, (B) if, as of such date, the principal amount payable at the Stated Maturity of a Security is not determinable, the principal amount of such Security which shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 301, (C) the principal amount of a Security denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the Canadian dollar equivalent, determined as of such date in the manner provided as contemplated by Section 301(12), or otherwise as contemplated by Section 116, of the principal amount of such Security (or, in the case of a Security described in Clause (A) or (B) above, of the amount determined as provided in such Clause), and (D) Securities owned by the Corporation or any other obligor upon the Securities or any Affiliate of the Corporation or of such other obligor, whether of record or beneficially, shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Corporation or any other obligor upon the Securities or any Affiliate of the Corporation or of such other obligor.

“Participant” means a broker, dealer, bank, other financial institution or other Person for whom from time to time a Clearing Agency effects book-entry transfers and pledges of Book-Entry Securities held by the Clearing Agency.

“Paying Agent” means, in respect of a series of Securities, any Person authorized by the Corporation to pay the principal of or any premium or interest on any Securities of such series on behalf of the Corporation.

“Periodic Offering” means an offering of Securities of a series from time to time the specific terms of which Securities, including without limitation the rate or rates of interest or formula for determining the rate or rates of interest thereon, if any, the Stated Maturity or Maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Corporation upon the issuance of such Securities.

“Person” means any individual, corporation, partnership, limited liability company or corporation, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Place of Payment,” when used with respect to the Securities of any series, means the place or places where the principal of and any premium and interest on the Securities of that series are payable as specified as contemplated by Section 301.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as such mutilated, destroyed, lost or stolen Security.

“Purchase Date” means, with respect to any Securities of a series to be repurchased, the date fixed for such repurchase by or pursuant to this Indenture.

“Purchase Price” means the amount payable for the repurchase of any Securities of a series on a Purchase Date, exclusive of accrued and unpaid interest thereon to the Purchase Date, unless otherwise specifically provided.

“rate(s) of exchange” has the meaning specified in Section 115.

“Redemption Date,” when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price,” when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Register” and “Registrar” have the respective meanings specified in Section 305.

“Regular Record Date” means, for the interest payable on any Interest Payment Date on the Securities of any series means, the date specified for that purpose as contemplated by Section 301.

“Required Currency” has the meaning specified in Section 115.

“Responsible Officer” means an officer of the Trustee in its Corporate Trust Office, having direct responsibility for the administration of this Indenture, and also, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of such officer’s knowledge of and familiarity with the particular subject.

“Securities” has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

“Senior Indebtedness” means all obligations or indebtedness of, or guaranteed or assumed by, the Corporation, whether or not represented by bonds, debentures, notes or similar instruments, for borrowed money, and any amendments, renewals, extensions, modifications and refundings of any such obligations or indebtedness, unless in the instrument creating or evidencing any such indebtedness or obligations or pursuant to which the same is outstanding it is specifically stated, at or prior to the time the Corporation becomes liable in respect thereof, that any such obligation or indebtedness or such amendment, renewal, extension, modification and refunding thereof is not Senior Indebtedness.

“Special Record Date” for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 308.

“Stated Maturity,” when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the date on which the principal of such Security or such installment of principal or interest is due and payable, in the case of such principal, as such date may be advanced or extended as provided pursuant to the terms of such Security and this Indenture.

“Subordinated Security” means any security issued under this Indenture which is designated as a Subordinated Security.

“Trust Indenture Legislation” means, with respect to a series of Securities, at any time, statutory provisions relating to trust indentures and the rights, duties and obligations of trustees under the trust indentures and of bodies corporate issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to this Indenture, the Corporation or the Trustee and at the date of this Indenture includes the applicable provisions of the Trust and Loan Corporations Act (Newfoundland and Labrador), the Trust and Loan Companies Act (Canada), the Business Corporations Act (Ontario) and the Corporations Act (Newfoundland and Labrador) and any statute that may be substituted therefor, as from time to time amended, and any other statute of Canada or a province thereof and of the regulations under any such statute.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.

Section 102.        Compliance Certificates and Opinions.

Upon any application or request by the Corporation to the Trustee to take any action under any provision of this Indenture, the Corporation shall furnish to the Trustee such certificates and opinions as may be required under the Trust Indenture Legislation. Each such certificate or opinion shall be given in the form of an Officer’s Certificate, if to be given by an officer of the Corporation, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Legislation and any other requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for Officer’s Certificates delivered under Section 1004) shall include:

(1)          a statement that the individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)          a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)          a statement that, in the opinion of such individual, he has made such examination or investigation as such individual believes is necessary to enable him to make the statements or give the opinions contained or expressed therein; and

(4)          a statement as to whether, in the opinion of such individual, such condition or covenant has been satisfied or complied with.

Section 103.        Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Corporation may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Corporation stating that the information with respect to such factual matters is in the possession of the Corporation, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Whenever, subsequent to the receipt by the Trustee of any Board Resolution, Officer’s Certificate, Opinion of Counsel or other document or instrument, a clerical, typographical or other inadvertent or unintentional error or omission shall be discovered therein, a new document or instrument may be substituted therefor in corrected form with the same force and effect as if originally filed in the corrected form and, irrespective of the date or dates of the actual execution and delivery thereof, such substitute document or instrument shall be deemed to have been executed and delivered as of the date or dates required with respect to the document or instrument for which it is substituted. Anything in this Indenture to the contrary notwithstanding, if any such corrective document or instrument indicates that action has been taken by or at the request of the Corporation which could not have been taken had the original document or instrument not contained such error or omission, the action so taken shall not be invalidated or otherwise rendered ineffective but shall be and remain in full force and effect, except to the extent that such action was a result of willful misconduct or bad faith. Without limiting the generality of the foregoing, any Securities issued under the authority of such defective document or instrument shall nevertheless be the valid obligations of the Corporation entitled to the benefits of this Indenture equally and ratably with all other Outstanding Securities, except as aforesaid.

Section 104.        Acts of Holders; Record Dates.

Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities of one or more series may be made, given or taken by way of a Holder Direction from Holders of such one or more series or embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument is, or instruments are, or such record in respect of the Holder Direction is, delivered to the Trustee and, where it is hereby expressly required, to the Corporation. Such instrument or instruments and such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments and so voting at any such meeting or by proxy. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security shall be sufficient for any purpose of this Indenture and (subject to Section 601) conclusive in favor of the Trustee and the Corporation, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 1506.

Without limiting the generality of this Section 104, unless otherwise established in or pursuant to a supplemental indenture pursuant to Section 301, a Holder, including a Clearing Agency that is a Holder of a Global Security, may make, give or take, by a proxy or proxies, duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and a Clearing Agency that is a Holder of a Global Security may provide its proxy or proxies to the Beneficial Owners of interests in any such Global Security through such Clearing Agency’s standing instructions and customary practices.

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

The ownership of Securities shall be proved by the Register.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Corporation in reliance thereon, whether or not notation of such action is made upon such Security.

The Corporation may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities of such series; provided that the Corporation may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of the relevant series on such record date, and no other Holders, shall be entitled to take or revoke the relevant action, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Corporation from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Corporation, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Securities of the relevant series in the manner set forth in Section 106.

The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 502, (iii) any request to institute proceedings referred to in Section 507(2) or (iv) any direction referred to in Section 512, in each case with respect to Securities of such series. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of the applicable series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction or to revoke the same, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Corporation’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be sent to the Corporation in writing and to each Holder of Securities of the relevant series in the manner set forth in Sections 105 and 106.

With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the applicable “Expiration Date” and from time to time may change such Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of such proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Securities of the relevant series in the manner set forth in Section 106, on or prior to the applicable existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 105.        Notices, Etc., to Trustee and Corporation.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1)          the Trustee by any Holder or the Corporation shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office, Attention: General Manager, or

(2)          [Intentionally deleted.]

(3)          the Corporation by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Corporation addressed to it at the address of its principal office specified in the first paragraph of this instrument, Attention: Chief Financial Officer, or at any other address previously furnished in writing to the Trustee by the Corporation.

The Trustee shall have the right to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to this Indenture and delivered using electronic means; provided, however, that the Corporation shall provide to the Trustee an incumbency certificate listing officers with the authority to provide such Instructions (“Authorized Officers”) and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Corporation whenever a person is to be added or deleted from the listing. If the Corporation elects to give the Trustee Instructions using electronic means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Corporation understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee may conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustee have been sent by such Authorized Officer. The Corporation shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustee and that the Corporation and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and authentication keys upon receipt by the Corporation. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding that such directions may conflict or be inconsistent with a subsequent written instruction. The Corporation agrees: (i) to assume all risks arising out of the use of electronic means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Corporation; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustee immediately upon learning of any compromise or unauthorized use of the security procedures.

Section 106.         Notice to Holders; Waiver.

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his or her address as it appears in the Register, or sent electronically through the Applicable Procedures of the Depositary, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail or sent electronically, neither the failure to mail or send such notice, nor any defect in any notice so mailed or sent, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail or by electronic transmission, then such notification as shall be made with the approval of the Trustee (not to be unreasonably withheld, conditioned or delayed) shall constitute a sufficient notification for every purpose hereunder.

Section 107.        Conflict with Trust Indenture Legislation.

If and to the extent that any provision of this Indenture (including any supplemental indenture) limits, qualifies or conflicts with a mandatory requirement of the Trust Indenture Legislation, such mandatory requirement shall prevail. At all times in relation to this Indenture, any supplemental indenture and any action to be taken hereunder or thereunder, the Corporation and the Trustee each shall observe and comply with the Trust Indenture Legislation and the Corporation, the Trustee and each Holder shall be entitled to the benefits of the Trust Indenture Legislation.

Section 108.        Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 109.        Successors and Assigns.

All covenants and agreements in this Indenture by the Corporation shall bind its successors and assigns, whether so expressed or not. All covenants and agreements of the Trustee in this Indenture shall bind its successors and assigns, whether so expressed or not.

Section 110.        Separability Clause

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 111.        Benefits of Indenture.

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto, their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 112.       Governing Law; Attornment.

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the Province of Newfoundland and Labrador and the laws of Canada applicable therein.

With respect to any suit, action or proceedings relating to this Indenture or any Securities, each of the Corporation, the Trustee and, by their acceptance of Securities and the benefits of this Indenture and the related supplemental indenture, the Holders from time to time irrevocably submits and attorns to the non- exclusive jurisdiction of the courts of the Province of Newfoundland & Labrador.

Section 113.        Intentionally Deleted.

Section 114.         Legal Holidays.

In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities (other than a provision of any Security which specifically states that such provision shall apply in lieu of this Section)) payment of interest or principal (and premium) need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity.

Section 115.        Conversion of Currency.

(1)          The Corporation covenants and agrees that the following provisions shall apply to conversion of Currency in the case of the Securities and this Indenture:

(A)            If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other Currency (the “Judgment Currency”) an amount due or contingently due under the Securities of any series and this Indenture (the “Required Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which a final judgment which is not appealable or is not appealed is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(B)            If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment referred to in (A) above is given or an order of endorsement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Corporation shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.

(2)           In the event of the winding-up of the Corporation at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Corporation shall indemnify and hold the Holders of Securities and the Trustee harmless and indemnified as contemplated in Section 607 against any deficiency arising or resulting from any variation in rates of exchange between (A) the date as of which the equivalent of the amount in the Required Currency due or contingently due under the Securities and this Indenture (other than under this Subsection (2)) is calculated for the purposes of such winding-up and (B) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (2) the final date for the filing of proofs of claim in the winding-up of the Corporation shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Corporation may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(3)           The obligations of the Corporation contained in Subsections (1)(B) and (2) of this Section shall constitute separate and independent obligations from its other obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Corporation, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Corporation for a liquidated sum in respect of amounts due hereunder (other than under Subsection (2) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Corporation or the applicable liquidator. In the case of Subsection (2) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(4)          The term “rate(s) of exchange” shall mean the Bank of Canada closing rate for purchases on the relevant date of the Required Currency with the Judgment Currency, as reported on the “Exchange Rates-Daily closing rates” page of the website of the Bank of Canada (or by such other means of reporting the Bank of Canada closing rate as may be agreed upon by each of the parties to this Indenture) and includes any premiums and costs of exchange payable.

Section 116.        Currency Equivalent.

Except as otherwise provided in this Indenture, for purposes of the construction of the terms of this Indenture or of the Securities, in the event that any amount is stated herein in the Currency of one nation (or in Euros) (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the Currency of any other relevant nation (the “Other Currency”) which is required to purchase such amount in the First Currency at the Bank of Canada closing rate as reported by Telerate on screen 3194 (or such other means of reporting the Bank of Canada closing rate as may be agreed upon by each of the parties to this Indenture) on the date of determination.

Section 117.        Currency.

Unless otherwise indicated in this Indenture, any Security or any indenture supplemental hereto, all amounts referenced herein are in Canadian dollars. Unless expressly provided to the contrary in this Indenture or otherwise expressly provided in the supplemental indenture in respect of a series, all payments to be made hereunder and in respect of any series shall be made in Canadian dollars.

Section 118.        Rules of Construction and Conventions.

Unless the context otherwise requires:

(1)	a term has the meaning assigned to it;

(2)	an accounting term not otherwise defined has the meaning assigned to it in accordance with U.S. GAAP;

(3)	“or” is not exclusive;

(4)	“including” means including without limitation;

(5)	words in the singular include the plural and words in the plural include the singular;

(6)	unsecured indebtedness shall not be deemed to be subordinate or junior to secured indebtedness merely because it is unsecured;

(7)	indebtedness shall not be deemed to be subordinate or junior to any other secured indebtedness merely because it has a junior priority with respect to the same collateral; and

(8)	unless otherwise specified, any value to be determined under this Indenture will be determined by the Corporation as set forth in this paragraph. With respect to any provision of this Indenture that specifies a value or requires or provides for a determination of the value of any item or amount, the value shall be as determined in good faith by an officer of the Corporation. Any such determination shall be conclusive for all purposes under this Indenture.

Section 119.        Documents in English.

The Corporation, the Trustee and, by their acceptance of Securities and the benefits of this Indenture (including the related supplemental indenture), the Holders acknowledge that this Indenture, each Security and each document related hereto and thereto (whether or not any of such documents is also drawn up in French) has been drawn up in English at the express will of such Persons. Les parties à ces présentes conviennent que ces présentes ainsi que tout document qui s’y rattache (incluant tout document rédigé en française et en anglais) soient rédigés en langue anglaise à la volonté expresse des parties.

Section 120.        Language of Notices, Etc.

Any request, demand, authorization, direction, notice, consent, election or waiver required or permitted under this Indenture shall be in the English language (or in the French language in the Province of Québec, but only to the extent required by law), except that, if the Corporation so elects, any published notice may be in an official language of the country of publication to the extent permitted by law.

Section 121.        No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Corporation or its subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 122.        No Conflict With Series Supplements.

The terms and provisions of a supplemental indenture in respect of a series of Securities may eliminate, modify, amend or add to any of the terms and provisions of this Indenture, but solely as applied to such series. The insertion of the phrase “in any supplemental indenture in respect of a series of Securities”, “unless otherwise provided in the related supplemental indenture in respect of a series of Securities” or similar phrases in this Indenture, or the absence of any such phrase, shall not limit the scope of or otherwise affect the proceeding sentence or Section 301. For greater certainty, if a term or provision contained in this Indenture shall conflict or be inconsistent with a term or provision of any such supplemental indenture, such supplemental indenture shall govern with respect to the series of Securities to which it relates; provided, however, that the terms and provisions of such supplemental indenture may eliminate, modify, amend or add to the terms and provisions of this Indenture solely as applied to such series of Securities.

Section 123.         Counterparts.

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

ARTICLE TWO

Security Forms

Section 201.     Forms Generally.

The Securities of each series shall be in substantially the form set forth in Exhibit A, or in such other form as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof. If the form of Securities of any series is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Corporation and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 303 for the authentication and delivery of such Securities.

Any Definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

Any Global Security will represent such of the outstanding Securities as will be specified therein and each Global Security shall provide that it represents the aggregate principal amount of outstanding Securities from time to time endorsed thereon and that the aggregate principal amount of outstanding Securities represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Security to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding amount represented thereby will be made by the Trustee or the Depositary, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 306 hereof. Any Global Security may also be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

Section 202.        Form of Legends.

Each Global Security will bear a legend in substantially the following form:

“THIS GLOBAL SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 306 OF THE INDENTURE, (2) THIS GLOBAL SECURITY MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 306(a) OF THE INDENTURE, (3) THIS GLOBAL SECURITY MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 310 OF THE INDENTURE AND (4) THIS GLOBAL SECURITY MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO FORTIS INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

Section 203.         Form of Trustee’s Certificate of Authentication.

Subject to Section 614, the Trustee’s certificates of authentication shall be in substantially the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Computershare Trust Company of Canada, as Trustee

By:
Authorized Signatory

ARTICLE THREE

The Securities

Section 301.     Amount Unlimited; Issuable in Series.

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series. There shall be established in or pursuant to a Board Resolution and, subject to Section 303, set forth, or determined in the manner provided, in an Officer’s Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series,

(1)          the title of the Securities of the series (which shall distinguish the Securities of the series from Securities of any other series);

(2)          any limit upon the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 304, 305, 306, 307, 906 or 1106 and except for any Securities which, pursuant to Section 303, are deemed never to have been authenticated and delivered hereunder);

(3)          [Intentionally Deleted.]

(4)          the date or dates on which the principal of any Securities of the series is payable or the method by which such date shall be determined and the right, if any, to shorten or extend the date on which the principal of any Securities of the series is payable and the conditions to any such change;

(5)          the rate or rates at which any Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined; the date or dates from which any such interest shall accrue; the Interest Payment Dates on which any such interest shall be payable; the manner (if any) of determination of such Interest Payment Dates; and the Regular Record Date, if any, for any such interest payable on any Interest Payment Date;

(6)          the right, if any, to extend the interest payment periods and the terms of such extension or extensions;

(7)          any Place of Payment in addition to or instead of the Corporate Trust Office of the Trustee and the method of such payment, if by electronic transfer, mail or other means, to the extent different or additional to the method provided herein, where Securities of such series may be surrendered for registration, transfer or exchange and where demand to or upon the Corporation in respect of such Securities and this Indenture may be served;

(8)          the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which any Securities of the series may be redeemed, in whole or in part, at the option of the Corporation and, if other than by a Board Resolution, the manner in which any election by the Corporation to redeem the Securities shall be evidenced;

(9)          the obligation, if any, of the Corporation to redeem or purchase any Securities of the series pursuant to any sinking fund, purchase fund or analogous provisions or at the option of the Holder thereof, the period or periods within which, the price or prices at which and the terms and conditions upon which any Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation and any other provisions related to such redemption or purchase pursuant to such sinking fund or otherwise;

(10)        if other than denominations of $1,000 and any integral multiple of $1,000 in excess thereof, the denominations in which any Securities of the series shall be issuable;

(11)        if the amount of principal of or any premium or interest on any Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

(12)        if other than the Canadian dollars, the currency, currencies or currency units in which the principal of or any premium or interest on any Securities of the series shall be payable and the manner of determining the equivalent thereof in Canadian dollars for any purpose, including for purposes of the definition of “Outstanding” in Section 101;

(13)        if other than the entire principal amount thereof, the portion of the principal amount of any Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502;

(14)	[Intentionally Deleted.]

(15)	[Intentionally Deleted.]

(16)        if the principal amount payable at the Stated Maturity of any Securities of the series will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which shall be deemed to be the principal amount of such Securities as of any such date for any purpose thereunder or hereunder, including the principal amount thereof which shall be due and payable upon any Maturity other than the Stated Maturity or which shall be deemed to be Outstanding as of any date prior to the Stated Maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

(17)	if either or both of Sections 1202 and 1203 do not apply to any Securities of the series;

(18)         if applicable, that any Securities of the series shall be issuable in whole or in part in the form of one or more Global Securities and, in such case, the respective Depositary or Depositaries for such Global Securities, the form of any legend or legends which shall be borne by any such Global Security in addition to or in lieu of that set forth in Section 202 and any circumstances in addition to or in lieu of those set forth in Clause (2) of the last paragraph of Section 305 in which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the name or names of Persons other than the Depositary for such Global Security or a nominee thereof;

(19)	any transfer and exchange provisions of the Securities of the series;

(20)        any addition, modification or deletion of any Events of Default or covenants provided with respect to any Securities of the series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 502;

(21)        any addition, modification or deletion in the covenants set forth in Article Ten which applies to Securities of the series;

(22)        whether such Securities are Subordinated Securities and if so, the provisions for such subordination if other than the provisions set forth in Article Fourteen; and

(23)        any other terms of the series (which may amend, supplement, modify or delete any provision of this Indenture insofar as it applies to such series).

All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 303) set forth, or determined in the manner provided, in the Officer’s Certificate referred to above or in any applicable indenture supplemental hereto.

If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Corporation and delivered to the Trustee at or prior to the delivery of the Officer’s Certificate setting forth the terms or the manner of determining the terms of the series.

With respect to Securities of a series offered in a Periodic Offering, the Board Resolution (or action taken pursuant thereto), Officer’s Certificate or supplemental indenture referred to above may provide general terms or parameters for Securities of such series and provide either that the specific terms of particular Securities of such series shall be specified in a Company Order or that such terms shall be determined by the Corporation in accordance with other procedures specified in a Company Order as contemplated by the third paragraph of Section 303.

Notwithstanding Section 301(2) herein and unless otherwise expressly provided with respect to a series of Securities, the aggregate principal amount of a series of Securities may be increased and additional Securities of such series may be issued up to the maximum aggregate principal amount authorized with respect to such series as increased.

Section 302.         Denominations.

The Securities of each series shall be issuable only in fully registered form without coupons and only in such denominations as shall be specified as contemplated by Section 301. In the absence of any such specified denomination with respect to the Securities of any series, the Securities of such series shall be issuable in denominations of $1,000 and any integral multiple of $1,000 in excess thereof.

Section 303.          Execution, Authentication, Delivery and Dating.

The Securities shall be executed on behalf of the Corporation by any one of the following directors and/or officers of the Corporation: its Chairman of the Board; its Chief Executive Officer; its Chief Financial Officer; its President; any of its Vice Presidents; its Treasurer; or any of its Assistant Treasurers. The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Corporation may deliver Securities of any series executed by the Corporation to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities, provided, however, that in the case of Securities offered in a Periodic Offering, the Trustee shall authenticate and deliver such Securities from time to time in accordance with such other procedures (including, without limitation, the receipt by the Trustee of written electronic instructions from the Corporation or its duly authorized agents) acceptable to the Trustee as may be specified by or pursuant to a Company Order delivered to the Trustee prior to the time of the first authentication of Securities of such series. If the form or terms of the Securities of the series have been established by or pursuant to one or more Board Resolutions as permitted by Sections 201 and 301, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating:

(1)          if the form of such Securities has been established by or pursuant to Board Resolution as permitted by Section 201, that such form has been established in conformity with the provisions of this Indenture;

(2)          if the terms of such Securities have been, or in the case of Securities of a series offered in a Periodic Offering, will be, established by or pursuant to Board Resolution as permitted by Section 301, that such terms have been, or in the case of Securities of a series offered in a Periodic Offering, will be, established in conformity with the provisions of this Indenture, subject, in the case of Securities of a series offered in a Periodic Offering, to any conditions specified in such Opinion of Counsel; and

(3)          that such Securities, when authenticated and delivered by the Trustee and issued by the Corporation in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Corporation enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

If such form or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

With respect to Securities of a series offered in a Periodic Offering, the Trustee may rely, as to the authorization by the Corporation of any of such Securities, the form and terms thereof and the legality, validity, binding effect and enforceability thereof, upon the Opinion of Counsel and the other documents delivered pursuant to Sections 201 and 301 and this Section, as applicable, in connection with the first authentication of Securities of such series.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature of an authorized signatory, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Corporation, and the Corporation shall deliver such Security to the Trustee for cancellation as provided in Section 310, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Section 304.        Temporary Securities.

Pending the preparation of definitive Securities of any series, the Corporation may execute, and upon Company Order the Trustee shall authenticate and deliver temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities of any series are issued, the Corporation will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Corporation in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series, the Corporation shall execute and the Trustee shall authenticate and deliver in exchange therefore one or more definitive Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series and tenor.

Section 305.         Registrar and Paying Agent

The Trustee is hereby appointed a security registrar for the purpose of registering Securities and transfers of Securities as herein provided (each such registrar, a “Registrar”) and the Corporation hereby designates the Corporate Trust Office of the Trustee as the office where Securities may be presented for payment. The Registrar will keep a register (the “Register”) of the Securities and of their transfer and exchange. The Corporation may appoint one or more co-registrars and one or more additional paying agents. The Corporation may change any Registrar or Paying Agent without notice to any Holder. The Corporation will notify the Trustee in writing of the name and address of any Paying Agent or Registrar not a party to this Indenture. If the Corporation fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Corporation or any of its Subsidiaries may act as Registrar or Paying Agent.

The Corporation hereby appoints CDS to act as the initial Depositary with respect to the Global Securities.

The Corporation hereby appoints the Trustee to act as the initial Registrar and Paying Agent with respect to the Global Securities.

Section 306.         Transfer and Exchange.

(a)            Transfer and Exchange of Global Securities. A Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Securities will be exchanged by the Corporation for Definitive Securities if:

(1)          the Corporation delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that ceases to be eligible to be a Clearing Agency in accordance with the applicable securities laws and, in either case, a successor Depositary is not appointed by the Corporation within 90 days after the date of such notice from the Depositary;

(2)          the Corporation in its sole discretion determines that the Global Securities (in whole but not in part) should be exchanged for Definitive Securities and delivers a written notice to such effect to the Trustee; or

(3)         there has occurred and is continuing a default or Event of Default with respect to the Securities.

Upon the occurrence of either of the preceding events in Clause (1) or (2) above, Definitive Securities shall be issued in such names as the Depositary shall instruct the Trustee. Global Securities also may be exchanged or replaced, in whole or in part, as provided in Sections 304 and 307. Every Security authenticated and delivered, in exchange for, or in lieu of, a Global Security or any portion thereof, whether pursuant to this Section 306, or Section 304, 307, 906 or 1106 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Security. A Global Security may not be exchanged for another Security other than as provided in this Section 306(a), however, beneficial interests in a Global Security may be transferred and exchanged as provided in Section 306(b).

(b)            Book-Entry Provisions for Global Securities. A Supplemental Indenture in respect of an series of Securities shall establish whether the Securities of such series shall be issued in whole or in part in the form of one or more Global Securities and the Depositary for such Global Security or Securities. Ownership of the Book-Entry Securities will be constituted through beneficial interests in the Book-Entry Securities held by the Depositary or its nominee in the form of a Global Security, and will be represented through book-entry accounts of Participants, acting on behalf of the Beneficial Owners of such Book- Entry Securities. Any registration of beneficial ownership in, and transfers of beneficial ownership of, Book-Entry Securities may be made only through the applicable book-based system by a Participant of the Depositary identified in such Supplemental Indenture. In such case, the Trustee shall deal with the Depositary and Participants as representatives of the Beneficial Owners of such Securities for purposes of exercising the rights of Holders hereunder, as provided in this Indenture. Requests and directions from, and votes of, such representatives shall not be deemed to be inconsistent if they are made with respect to different Beneficial Owners.

The Corporation, the Trustee and any agent of the Trustee shall treat a person as the Holder of such principal amount of outstanding Securities of such series represented by a Global Security as shall be specified in a written statement of the Depositary with respect to such Global Security, for purposes of obtaining any consents, declarations, waivers or directions required to be given by the Holders pursuant to this Indenture.

(c)	General Provisions Relating to Transfers and Exchanges.

(1)          At the option of the Holder, Securities may be exchanged for other Securities of the same series containing identical terms and provisions, in any authorized denomination or denominations, and of a like aggregate principal amount, upon surrender of the Securities to be exchanged at the Corporate Trust Office. Whenever any Securities are so surrendered for exchange, the Corporation shall execute, and the Trustee shall authenticate and deliver, the replacement Securities which the Holder making the exchange is entitled to receive.

(2)          Any Holder of a Global Security shall, by acceptance of such Global Security, agree that transfers of beneficial interests in such Global Security may be effected only through a book-entry system maintained by the Depositary or such other Holder of such Global Security (or its agent), as applicable, in accordance with Section 306(b), and that ownership of a beneficial interest in the Security shall be required to be reflected in a book entry.

(3)          To permit registrations of transfers and exchanges, the Corporation will execute and the Trustee will authenticate Global Securities and Definitive Securities upon receipt of an Authentication Order in accordance with Section 303 hereof or at the Registrar’s request.

(4)          No service charge will be made to a Holder of a beneficial interest in Global Securities or to a Holder of a Definitive Securities for any registration of transfer or exchange, but the Corporation and the Trustee may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 304 and 1106).

(5)          The Registrar will not be required to register the transfer of or exchange of any Security selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

(6)          All Global Securities and Definitive Securities issued upon any registration of transfer or exchange of Global Securities or Definitive Securities will be the valid obligations of the Corporation, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Securities or Definitive Securities surrendered upon such registration of transfer or exchange.

(7)	Neither the Registrar nor the Corporation will be required:

(A)            to issue, to register the transfer of or to exchange any Securities during a period beginning at the opening of business 15 days before the day of any selection of Securities for redemption under Article 11 hereof and ending at the close of business on the day of selection;

(B)            to register the transfer of or to exchange any Security selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part; or

(C)            to register the transfer of or to exchange a Security between a record date and the next succeeding interest payment date.

(8)           Prior to due presentment for the registration of a transfer of any Security, the Trustee, any Agent and the Corporation may deem and treat the Person in whose name any Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Securities and for all other purposes, and none of the Trustee, any Agent or the Corporation shall be affected by notice to the contrary.

(9)          The Trustee will authenticate Global Securities and Definitive Securities in accordance with the provisions of Section 303.

(10)         All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 306 to effect a registration of transfer or exchange may be submitted by facsimile.

Section 307.        Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to the Trustee, the Corporation shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Corporation and to the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security (including, for greater certainty, a surety bond) and indemnity as may be required by them (in each case, at their sole discretion) to save each of them and any agent of either of them harmless, then, in the absence of notice to the Corporation or the Trustee that such Security has been acquired by a bona fide purchaser, the Corporation shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Corporation in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith. Every new Security of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 308.         Payment of Interest; Interest Rights Preserved.

Except as otherwise provided as contemplated by Section 301 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Except as otherwise provided as contemplated by Section 301 with respect to any series of Securities, any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Corporation, at its election in each case, as provided in Clause (1) or (2) below:

(1)          The Corporation may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Corporation shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Corporation shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Corporation of such Special Record Date and, in the name and at the expense of the Corporation, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities of such series in the manner set forth in Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so sent, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

(2)          The Corporation may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner consistent with the requirements of any securities exchange, if any, on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Corporation to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

Section 309.        Persons Deemed Owners.

Prior to due presentment of a Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and any premium and (subject to Section 307) any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Corporation, the Trustee nor any agent of the Corporation or the Trustee shall be affected by notice to the contrary.

Section 310.        Cancellation.

All Securities surrendered for payment, redemption, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Corporation may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to such Trustee) for cancellation any Securities previously authenticated hereunder which the Corporation has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of by the Trustee in accordance with its then customary practice; provided, however, that the Trustee shall not be required to destroy such cancelled Securities.

Section 311.         Computation of Interest.

Except as otherwise specified as contemplated by Section 301 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 365-day or 366-day year, as applicable. For disclosure purposes under the Interest Act (Canada), whenever in this Indenture or any Securities issued hereunder interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

Section 312.        CUSIP Numbers, ISIN, etc.

The Corporation in issuing the Securities may use “CUSIP” numbers, “ISINs” and “Common Code” numbers (in each case if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers, “ISINs” and “Common Code” numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Corporation shall notify the Trustee in writing of any change in any “CUSIP” numbers, “ISINs” or “Common Code” numbers applicable to the Securities.

ARTICLE FOUR

Satisfaction and Discharge

Section 401.        Satisfaction and Discharge of Indenture.

This Indenture shall be discharged and shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for and the rights of the Trustee with respect to regular payment and indemnity which also shall survive), and the Trustee, upon Company Request and at the expense of the Corporation, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(1)	either

(A)            all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Corporation and thereafter repaid to the Corporation or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(B)	all such Securities not theretofore delivered to the Trustee for cancellation

(i)	have become due and payable, or

(ii)	will become due and payable at their Stated Maturity within one year, or

(iii)            are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Corporation, and the Corporation, in the case of (B)(i), (B)(ii) or (B)(iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose (I) money in an amount, (II) Government Obligations (as defined in Section 1204) which in accordance with their terms will provide, not later than the due date of any payment, money in an amount, or (III) a combination thereof, sufficient, in the case of (II) or (III), in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and any premium, and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)            the Corporation has paid or caused to be paid all other sums payable hereunder by the Corporation; and

(3)            the Corporation has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, each of the obligations of the Corporation to the Trustee under Section 607 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of Clause (1) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 shall survive until otherwise terminated or discharged hereunder.

Section 402.         Application of Trust Money.

Subject to the provisions of the last paragraph of Section 1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium, and interest for whose payment such money has been deposited with the Trustee. Moneys held pursuant to this Section for the benefit of the Holders of Subordinated Securities shall not be subject to the subordination provisions established with respect to such Securities pursuant to Section 301(22).

The Corporation shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 401 or the principal and interest received in respect thereof.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Corporation from time to time upon Company Request any money or Government Obligations held by either of them as provided in Section 401 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (in case Government Obligations are held by the Trustee as provided in Section 401), are in excess of the amount thereof which would then be required to be deposited to effect the satisfaction and discharge of this Indenture.

ARTICLE FIVE

Remedies

Section 501.     Events of Default.

“Event of Default,” wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), unless it is inapplicable to a particular series or is specifically deleted or modified in the Board Resolution (or action taken pursuant thereto), Officer’s Certificate or supplemental indenture under which such series of Securities is issued or has been deleted or modified in an indenture supplemental hereto:

(1)          default in the payment of any interest upon any Security of that series when it becomes due and payable, and continuance of such default for a period of 60 days; provided, however, that if the Corporation is permitted by the terms of the Securities of such series to defer the payment in question, the date on which such payment is due and payable shall be the date on which the Corporation is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Securities; or

(2)          default in the payment of the principal of or any premium on any Security of that series at its Maturity; or

(3)          default in the performance, or breach, by the Corporation of its covenant in Section 801; or

(4)          default in the performance, or breach, of any covenant of the Corporation in this Indenture (other than a covenant a default in whose performance or whose breach is elsewhere in this Section specifically dealt with or which has expressly been included in this Indenture solely for the benefit of a series of Securities other than that series), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Corporation by the Trustee or to the Corporation and the Trustee by the Holders of at least 33% in principal amount of the Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder, unless the Trustee, or the Trustee and the Holders of a principal amount of Securities of such series not less than the principal amount of Securities the Holders of which gave such notice, as the case may be, shall agree in writing to an extension of such period prior to its expiration; provided, however, that the Trustee, or the Trustee and the Holders of such principal amount of Securities of such series, as the case may be, shall be deemed to have agreed to an extension of such period if corrective action is initiated by the Corporation within such period and is being diligently pursued; or

(5)          default in any sinking fund payment when required for any Security of that series, and continuance of such default for a period of 60 days; or

(6)          the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Corporation in an involuntary case or proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangements Act (Canada) or other applicable Canadian federal or provincial bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Corporation a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Corporation under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangements Act (Canada) or other applicable Canadian federal or provincial law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

(7)          the commencement by the Corporation of a voluntary case or proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or other Canadian federal or provincial bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Corporation in an involuntary case or proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or other applicable Canadian federal or provincial bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief thereunder, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the authorization of any such action by the Board of Directors; or

(8)	any other Event of Default provided with respect to Securities of that series.

Section 502.        Acceleration of Maturity; Rescission and Annulment.

If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 33% in principal amount of the Outstanding Securities of that series may declare the principal amount of all the Securities of that series (or, if any Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Securities as may be specified by the terms thereof) to be due and payable immediately, by a notice in writing to the Corporation (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable.

The Corporation shall deliver to the Trustee, within 30 days after the Corporation becoming aware of the occurrence thereof, written notice in the form of an Officer’s Certificate of any Event of Default and any event which with the giving of notice or the lapse of time would become an Event of Default, its status and what action the Corporation is taking or proposes to take with respect thereto.

At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Event of Default giving rise to such declaration of acceleration shall, without further act, be deemed to have been waived, and such declaration and its consequences shall, without further act, be deemed to have been rescinded and annulled, if

(1)          the Corporation has, or has caused to be, paid or deposited with the Trustee a sum sufficient to pay

(A)	all overdue interest on all Securities of that series,

(B)            the principal of (and premium, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Securities to the extent that payment of such interest is lawful,

(C)            to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in the Securities of such series, and

(D)            all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsels, to the extent the Corporation is required to reimburse the Trustee therefor pursuant to Section 607;

and

(2)          all Events of Default with respect to Securities of that series, other than the non-payment of the principal of Securities of that series which has become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission and annulment shall affect any subsequent default or impair any right consequent thereon. In addition, no rescission or annulment in respect of one series of Securities shall affect any Event of Default with respect to any other series of Securities or impair any right of the Trustee or the Holders of such other series with respect thereto.

Section 503.         Collection of Indebtedness and Suits for Enforcement by Trustee.

The Corporation covenants that if

(1)          default is made in the payment of any interest on any Security of a series when such interest becomes due and payable and such default continues for a period of 60 days, or

(2)          default is made in the payment of the principal of (or premium, if any, on) any Security of a series at the Maturity thereof,

the Corporation will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and any premium and interest and, to the fullest extent that payment of such interest is legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsels.

If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights of the Trustee and the rights of the Holders of Securities of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 504.         Trustee May File Proofs of Claim.

In case of any judicial proceeding relative to the Corporation (or any other obligor upon the Securities), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Legislation in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due for the reasonable compensation, expenses, disbursements and advances of the Trustee and their agents and counsels, and any other amounts due the Trustee under Section 607.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

Section 505.         Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 506.        Application of Money Collected.

Any money collected by the Trustee pursuant to this Article for a series of Securities shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or any premium or interest, upon presentation of such Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

First: To the payment of all amounts due the Trustee under Section 607 with respect to such series of Securities;

Second: Subject to the subordination terms established pursuant to Section 301(22), if applicable, to the payment of the amounts then due and unpaid for principal of and any premium and interest (including interest on interest, if any) on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and any premium and interest, respectively; and

Third: To the payment of the balance, if any, to the Corporation or any other Person or Persons legally entitled thereto.

Section 507.        Limitation on Suits.

No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture or such Securities, or for the appointment of a receiver, receiver and manager or trustee, or to pursue any other remedy hereunder, unless:

(1)          such Holder has previously given written notice to the Trustee and the Corporation of a continuing Event of Default with respect to the Securities of that series;

(2)          the Holders of not less than a majority in aggregate principal amount of all of the Outstanding Securities of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3)          such Holder or Holders have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)          for 60 days after its receipt of such notice, request and offer of security or indemnity, the Trustee has failed to institute any such proceeding; and

(5)          no Holder Direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders (whether of the same series or any other series of Securities), or to obtain or to seek to obtain priority or preference over any other Holders (whether of the same series or any other series of Securities) or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

Section 508.         Unconditional Right of Holders to Receive Principal, Premium and Interest.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to Section 308) interest on such Security on the respective Stated Maturities thereof expressed in such Security (or, in the case of redemption of such Securities, on the Redemption Date therefor) and to institute suit for the enforcement of any such payment on or after such respective dates, and such legal rights shall not be impaired without the consent of such Holder.

Section 509.        Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any legal right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Corporation, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 510.         Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 307, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 511.         Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.

Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 512.         Control by Holders.

Except as otherwise provided in this Indenture, and subject to compliance with the provisions of this Indenture requiring the giving of sufficient funds and security or indemnity to the Trustee, the Holders of a series of Securities shall have the right, in each case by Holder Direction, to direct the time, method and place of conducting any proceeding for any remedy available to any Trustee, or exercising any trust or power conferred on any Trustee, with respect to the Securities of such series; provided that

(1)	such Holder Direction shall not be in conflict with any rule of law or with this Indenture,

(2)	[Intentionally Deleted.], and

(3)            subject to the provisions of Section 601, the Trustee shall have the right to decline to follow any such Holder Direction if the Trustee in good faith shall, by a Responsible Officer of the Trustee, determine that the proceeding so directed would involve the Trustee in personal liability.

Section 513.        Waiver of Past Defaults.

The Holders of Outstanding Securities of any series with respect to which any default under the Indenture shall have occurred and be continuing may, on behalf of all Holders of such series, waive any past default under the Indenture and its consequences by providing written notice of a Holder Direction to the Trustee, except a default

(1)          in the payment of the principal of or any premium or interest on any Security of such series, or

(2)          in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of the series affected.

Upon any such waiver, such default shall cease to exist and be deemed not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured and not to have occurred, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Section 514.         Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against either or both of the Trustee for any action taken, suffered or omitted by it or them as the Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Legislation; provided that neither this Section nor the Trust Indenture Legislation shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Corporation or the Trustee.

Section 515.         Intentionally Deleted.

ARTICLE SIX

The Trustee

Section 601.     Certain Duties and Responsibilities.

(a)	In its exercise of the rights and powers and discharge of its duties prescribed or conferred by the terms of this Indenture, the Trustee shall:

(1)          act honestly and in good faith with a view to the best interests of the Holders of Securities of each series in respect of which it acts as Trustee,

(2)          act in a commercially reasonable manner, and

(3)          exercise the care, diligence and skill of a reasonably prudent trustee appointed under an indenture for corporate debt obligations would exercise in comparable circumstances.

(b)	Except during the continuance of an Event of Default:

(1)          the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)          in the absence of bad faith on their part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, and act upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine such certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein) and shall be entitled to seek advice from legal counsel in relation thereto.

(c)          The Trustee will not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(1)	this Section 601(c) does not limit the effect of Section 601(a) or Section 601(b);

(2)          the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer unless it is proved that the Trustee was grossly negligent; and

(3)          the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a Holder Direction received by it pursuant to Article 6.

(d)            The Trustee shall not be deemed to have notice or any actual knowledge of any matter (including, without limitation, defaults or Events of Default) unless written notice thereof is received by the Trustee in accordance with this Indenture and such notice clearly references the Securities, the Corporation or this Indenture.

(e)            Every provision of this Indenture that in any way relates to the Trustee is subject to Section 601(a), Section 601(b), Section 601(c) and Section 601(f).

(f)            No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur liability in the performance of any of its duties hereunder or to take or omit to take any action under this Indenture or take any action at the request or direction of holders if it does not receive an agreement in writing from such holders for full indemnity and security satisfactory to it in its discretion against any loss, liability or expense which might be incurred by it in compliance with such request or direction nor shall the Trustee be required to do anything which is illegal or contrary to applicable laws or this Indenture. The Trustee will not be liable to the holders if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by reason of any present or future law applicable to it, by any governmental or regulatory authority or by any circumstances beyond its control.

(g)            The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Corporation.

(h)            Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(i)            The Trustee will (save as expressly otherwise provided herein) have absolute and uncontrolled discretion as to the exercise or non-exercise of their functions and will not be responsible (save as expressly provided herein) for any loss, liability, cost, claim, action, demand, expense or inconvenience which may result from its exercise or non-exercise but, whenever the Trustee is under the provisions of this Indenture or the Securities bound to act at the request or direction of the Holders, the Trustee shall nevertheless not be so bound unless first indemnified or secured to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages, expenses and liabilities which it may incur by so doing.

Section 602.         Notice of Defaults.

The Trustee shall, within 30 days after the occurrence of any default with respect to any series of Securities, give the Holders of the applicable series of Securities notice of all uncured defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in the payment of the principal of (or premium, if any) or interest on any Security or in the payment of any sinking or purchase fund installment on any Security, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines in good faith that the withholding of such notice is in the interest of the Holders of such series.

Where notice of the occurrence of any Event of Default is given by the Trustee under the preceding paragraph and the default is thereafter cured, the Trustee shall, within a reasonable time but not exceeding 30 days after the Trustee becomes aware of the curing of the default, transmit by mail to all Holders of the applicable series of Securities, as their names and addresses appear in the Register, or deliver electronically to such Holders, notice that the Event of Default is no longer continuing.

For the purpose of this Section and Section 601, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

Section 603.     Certain Rights of Trustee.

Subject to the provisions of Section 601 and the applicable provisions of the Trust Indenture Legislation:

(1)          the Trustee may rely and shall be protected in acting or refraining from acting, in each case in good faith, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties that, where applicable, complies with this Indenture and the Trust Indenture Legislation;

(2)          any request or direction of the Corporation mentioned herein shall be sufficiently evidenced by a Company Request or Company Order or as otherwise expressly provided herein, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(3)          whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer’s Certificate;

(4)          the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5)          the Trustee may employ or retain and act and rely on the opinion or advice of or information obtained from any auditor, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice;

(6)          the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable fees and indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(7)          the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled, at reasonable times previously notified to the Corporation, to examine the relevant books, records and premises of the Corporation, personally or by agent or attorney;

(8)          the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(9)          in no event shall the Trustee be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(10)        in no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services;

(11)        the permissive rights of the Trustee to take the actions permitted by this Indenture will not be construed as an obligation or duty to do so;

(12)        the Trustee shall have no duty to inquire as to the performance of the Corporation with respect to the covenants contained herein. The Trustee may assume without inquiry in the absence of written notice to the contrary that the Corporation is duly complying with its obligations contained in this Indenture required to be performed and observed by it, and that no Default or Event of Default or other event which would require repayment of the Securities has occurred;

(13)        the Trustee may request that the Corporation deliver an Officer’s Certificate setting forth the names of the individuals and titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded; and

(14)       the Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Securities, but may in its sole discretion, choose to do so.

Section 604.         Not Responsible for Recitals or Issuance of Securities.

Except with respect to the express representations, warranties and covenants of the Trustee contained herein, the recitals contained herein and in the Securities, except the Trustee’s certificate of authentication, shall be taken as the statements of the Corporation, and the Trustee does not assume any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. The Trustee shall not be accountable for the use or application by the Corporation of Securities or the proceeds thereof.

Section 605.         May Hold Securities.

The Trustee, any Paying Agent, any Registrar or any other agent of the Corporation, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 608 and 613, may otherwise deal with the Corporation with the same rights it would have if it were not the Trustee, Paying Agent, Registrar or other agent.

Section 606.         Money Held in Trust.

The Trustee may retain any cash balance held in connection with this Indenture and may, but need not, hold the same in its deposit department, the deposit department of one of its Affiliates or the deposit department of a Canadian chartered bank; but the Trustee, its Affiliates or a Canadian chartered bank shall not be liable to account for any profit to the Corporation or any other person or entity other than at a rate, if any, established from time to time by the Trustee, its Affiliates or a Canadian chartered bank.

For the purpose of this Section, “Affiliate” means affiliated companies within the meaning of the Corporations Act (Newfoundland & Labrador) (the “NLCA”).

Section 607.         Compensation and Reimbursement; Indemnity.

The Corporation shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. Notwithstanding the foregoing, the Corporation shall not be required to pay to the Trustee any such expense, disbursement or advance as may be attributable to the Trustee’s gross negligence, willful misconduct or bad faith.

The Corporation indemnifies and holds the Trustee and its affiliates, their successors and assigns, as well as its and their respective directors, officers, employees and agents, harmless from and against any and all claims, demands, assessments, interest, penalties, actions, suits, proceedings, liabilities, losses, damages, costs and expenses, including, without limiting the foregoing, expert, consultant and counsel fees and disbursements on a solicitor and client basis, arising from or in connection with any actions or omissions that the Trustee or they take pursuant to this agreement, provided that any such action or omission is taken in good faith and without gross negligence or bad faith or is taken on advice and instructions given to the Trustee or them by the Corporation, the Corporation representatives, including legal counsel, or counsel consulted by the Trustee or them.

In no event shall the Trustee be liable for any indirect, special, punitive or consequential loss or damage of any kind whatsoever, including, but not limited to, lost profits, even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

In no event shall the Trustee be liable for any failure or delay in the performance of its obligations hereunder because of circumstances beyond its control, including, but not limited to, acts of God, flood, war (whether declared or undeclared), terrorism, fire, riot, embargo, government action, including any laws, ordinances, regulations, governmental action or the like which delay, restrict or prohibit the providing of the services contemplated by this Indenture.

The Trustee shall have a lien prior to the Securities upon all property and funds held by it hereunder for any amount owing them or any predecessor of the Trustee pursuant to this Section 607, except with respect to funds held in trust for the benefit of the Holders of particular Securities.

Without limiting any rights available to the Trustee under applicable law, when the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(4) or Section 501(5), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable Canadian federal or provincial bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the satisfaction, discharge or termination of this Indenture and the resignation or removal of the Trustee.

Section 608.         Conflicting Interests.

The Trustee represents to the Corporation that, to the best of its knowledge at the date of the execution and delivery of this Indenture, there exists no material conflict of interest in the role of the Trustee hereunder and the Trustee’s role in any other capacity. If, at any time, a material conflict of interest exists in the Trustee’s role hereunder and in the Trustee’s role in any other capacity, the Trustee shall, within 90 days after it becomes aware that such a material conflict of interest exists, either eliminate the same or resign from the trusts hereunder by giving notice in writing to the Corporation at least 21 days prior to such resignation and shall upon such resignation becoming effective be discharged from all further duties and liabilities hereunder. The Trustee shall not be deemed to have a material conflict of interest by virtue of being a trustee under this Indenture with respect to Securities of more than one series. If, despite this Section, the Trustee has a material conflict of interest, the validity and enforceability of this Indenture and the Securities shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest.

Section 609.         Corporate Trustee Required; Eligibility.

There shall at all times be a Trustee hereunder with respect to the Securities of each series, which may be Trustee hereunder for Securities of one or more other series. The Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and authorized under the laws of the Province of Ontario to carry on trust business therein and be registered under Section 3 of the Trust and Loan Companies Act (Canada). If at any time the Trustee shall cease to be eligible in accordance with this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article. Without limitation, it shall not be a conflict of interest for the Trustee to continue to act hereunder in respect of all Securities during any period of time in which there are Securities affected by, and Securities not affected by, an Event of Default.

Section 610.         Resignation and Removal; Appointment of Successor.

No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Corporation. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

The Trustee may be removed at any time with respect to the Securities of any series by a Holder Direction for Holders of the Outstanding Securities of such series, delivered to the Trustee and to the Corporation or by the Corporation by Officer’s Certificate delivered to the Trustee. If at any time:

(1)         the Trustee shall fail to comply with Section 608 or such other obligations imposed upon it under the Trust Indenture Legislation after written request therefor by the Corporation or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(2)          the Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Corporation or by any such Holder, or

(3)          the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (A) the Corporation by a Board Resolution may remove the Trustee with respect to all Securities, or (B) subject to Section 514 the Trust Indenture Legislation, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Trustee for any cause, with respect to the Securities of one or more series, the Corporation, by a Board Resolution, shall promptly appoint a successor Trustee with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be at most one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 611. If, within 90 days after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by a Holder Direction delivered to the Corporation and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Corporation. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Corporation or the Holders and accepted appointment in the manner required by Section 611, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated or the Trustee, at the expense of the Corporation, may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

The Corporation shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to all Holders of Securities of such series in the manner provided in Section 106. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

Section 611.        Acceptance of Appointment by Successor.

In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Corporation and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Corporation or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Corporation, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by multiple Trustees, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co- trustees of the same trust, except as otherwise provided in this Indenture, and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered, except as otherwise provided in this Indenture, by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Corporation or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

Upon request of any such successor Trustee, the Corporation shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 612.        Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, arrangement, amalgamation, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided that such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

Section 613.         Preferential Collection of Claims Against Corporation.

If and when the Trustee shall be or become a creditor of the Corporation (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the applicable Trust Indenture Legislation regarding the collection of claims against the Corporation (or any such other obligor).

Section 614.         Intentionally Deleted.

Section 615.          Authority to Carry on Business.

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture, it is qualified to act as trustee hereunder in accordance with Section 609 but if, notwithstanding the provisions of this Section, it ceases to be qualified to act as trustee hereunder in accordance with Section 609, the validity and enforceability of this Indenture and the Securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be qualified to act as trustee hereunder in accordance with Section 609 either become so qualified or resign in the manner and with the effect specified in Section 610.

Section 616.         Trustee Not Required to Give Security.

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

Section 617.         Additional Representations and Warranties of Trustee.

The Trustee further represents and warrants to the Corporation that:

(1)          it is a trust company validly existing under the laws of its jurisdiction of incorporation and is authorized to do business in each jurisdiction where it is required to be so authorized in order to perform the obligations of Trustee hereunder;

(2)          it has full power, authority and right to execute and deliver and perform its obligations under this Indenture and has taken all necessary action to authorize the execution, delivery and performance of it of this Indenture;

(3)          this Indenture has been duly executed and delivered by it and constitutes a valid and binding obligation of the Trustee enforceable against it in accordance with its terms;

(4)           it is in compliance with all requirements of the Trust Indenture Legislation in connection with the Indenture and acting as Trustee hereunder; and

(5)	is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

Section 618.         Anti-Money Laundering.

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to the Corporation or any shorter period of time as agreed to by the Corporation provided that:

(1)	the Trustee’s written notice shall describe the circumstances of such non-compliance; and

(2)            if such circumstances are rectified to the Trustee’s satisfaction within such 10-day period, then such resignation shall not be effective.

Section 619.         Acceptance of Trusts.

The Trustee hereby accepts the trusts imposed upon it by this Indenture and covenants and agrees to perform the same as herein expressed.

Section 620.         Third Party Interests

The Corporation hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of such party, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee's prescribed form as to the particulars of such third party.

ARTICLE SEVEN

Holders’ Lists and Reports by Trustee and Corporation

Section 701.          Names and Addresses of Holders.

A Holder of a particular series of Securities may, upon payment to the Trustee of a reasonable fee and subject to compliance with any applicable requirement of the Trust Indenture Legislation, require the Trustee to furnish within 10 days after receiving the affidavit or statutory declaration referred to below, a list setting out (i) the name and address of every registered Holder of Outstanding Securities of such series, the aggregate principal amount of Outstanding Securities owned by each registered Holder of such series and (ii) the aggregate principal amount of Outstanding Securities of such series, each as shown on the records of the Trustee on the day that the affidavit or statutory declaration is delivered to the Trustee. The affidavit or statutory declaration, as the case may be, shall contain (x) the name and address of the Holder, (y) where the Holder is a corporation, its name and address for service and (z) a statement that the list will not be used except in connection with an effort to influence the voting of the Holders of such series, an offer to acquire such Securities, or any other matter relating to such Securities or the affairs of the Corporation. Where the Holder is a corporation, the affidavit or statutory declaration shall be made by a director or officer of the corporation.

Every Holder of Securities, by receiving and holding the same, agrees with the Corporation and the Trustee that neither the Corporation nor the Trustee shall be held accountable by reason of the disclosure of such list of the names and addresses of the Holders, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under the Trust Indenture Legislation.

Upon the demand of the Trustee, the Corporation shall furnish the Trustee with the information required to enable the Trustee to comply with obligations in clause (a) of this Section 701; provided, however, that, for so long as the Trustee is the Registrar, the Corporation need not furnish to the Trustee the list referred to therein. The Corporation shall comply with the terms of such other applicable provisions of the Trust Indenture Legislation in respect of the provision of a list of Holders of Securities.

Section 702.         Intentionally Deleted.

Section 703.         Intentionally Deleted.

Section 704.          Reports by Corporation.

The Corporation shall supply to Holders and the Trustee, in each case at the Corporation’s own expense, copies of the annual reports and interim reports and of any information, documents or reports that the Corporation is required to file with the Ontario Securities Commission or any other securities commission or similar authority in any province or territory of Canada pursuant to its continuous disclosure obligations under National Instrument 51-102 – Continuous Disclosure Obligations (or any successor instrument thereto) within 15 days after the same is filed with any such Canadian securities regulatory authority. Notwithstanding the foregoing, such reports, information or documents shall be deemed supplied to Holders and the Trustee pursuant to this Section 704 if such reports, information or documents have been filed by the Corporation with any such Canadian securities regulatory authority and are made publicly available on SEDAR or any other website maintained by a securities regulatory authority in Canada; provided, further, that, notwithstanding the requirements of this Section 704 or any other requirement of this Indenture, the Corporation need not furnish to the Trustee or the Holders confidential portions of any information, documents or reports filed or furnished with the Ontario Securities Commission, the Securities and Exchange Commission or any other securities regulatory authority on a confidential basis. The Trustee shall have no responsibility to determine if and when any such reports, information or documents have been filed by the Corporation with any such Canadian securities regulatory authority. Delivery of these reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of any such report will not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Corporation’s compliance with any of its covenants hereunder (as to which the Trustee are entitled to rely exclusively on Officer’s Certificates).

Notwithstanding the foregoing, such reports, statements, documents and information shall be deemed supplied to Holders and the Trustee if such reports, statements, documents and information have been posted on the Corporation’s public website under “Investor Relations” or a similar heading.

ARTICLE EIGHT

Consolidation, Merger, Conveyance or Transfer

Section 801.       Corporation May Consolidate, Etc., on Certain Terms.

Nothing contained in this Indenture or in any of the Securities shall prevent any consolidation, merger, arrangement or amalgamation of the Corporation with or into any other Person or Persons (whether or not affiliated with the Corporation), or successive consolidations, mergers, arrangements or amalgamations in which the Corporation or its successor or successors shall be a party or parties, or shall prevent any conveyance or transfer of all or substantially all of the properties and assets of the Corporation to any other Person (whether or not affiliated with the Corporation) lawfully entitled to acquire the same; provided, however, and the Corporation hereby covenants and agrees, that (1) if an Event of Default has occurred and is continuing, it will not enter into any agreement for any such consolidation, merger, arrangement, amalgamation, conveyance or transfer, and (2) upon any such consolidation, merger, arrangement, amalgamation, conveyance or transfer, (i) the due and punctual payment of the principal of and premium, if any, and interest on all of the Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed by the Corporation, shall be expressly assumed, by indenture supplemental hereto, in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by the Person (if other than the Corporation) formed by such consolidation, or into which the Corporation shall have been merged, arranged or amalgamated, or by the Person which shall have acquired such properties and assets, and (ii) the Corporation shall deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, arrangement, amalgamation, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 802.         Successor Substituted.

Upon any consolidation of the Corporation, arrangement or amalgamation with, or merger of the Corporation into, any other Person or any conveyance or transfer of all or substantially all of the properties and assets of the Corporation in accordance with Section 801, the successor Person formed by such consolidation, arrangement or amalgamation or into which the Corporation is merged or to which such conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such successor Person had been named as the Corporation herein, and thereafter the predecessor Person shall be discharged from, and relieved of, all obligations and covenants under this Indenture and the Securities.

ARTICLE NINE

Supplemental Indentures

Section 901.        Supplemental Indentures Without Consent of Holders.

The Corporation, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, without the consent of any Holders, may enter into one or more indentures supplemental hereto, in form reasonably satisfactory to the Trustee, for any of the following purposes:

(1)            to evidence the succession of another Person to the Corporation and the assumption by any such successor of the covenants of the Corporation herein and in the Securities; or

(2)            to add to the covenants of the Corporation for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Corporation; or

(3)            to add any additional Events of Default for the benefit of the Holders of all or any series of Securities (and if such additional Events of Default are to be for the benefit of less than all series of Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series); or

(4)            to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to facilitate the issuance of Securities in uncertificated form; or

(5)            to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Securities; provided that any such addition, change or elimination (A) shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision or (B) shall become effective only when there is no such Security Outstanding; or

(6)	to add security to, to further secure, or to guarantee the Securities of any series; or

(7)	to establish the form or terms of Securities of any series as permitted by Sections 201 and 301; or

(8)            to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by multiple Trustees pursuant to the requirements of Section 611; or

(9)            to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided that such action pursuant to this Clause (9) shall not adversely affect the interests of the Holders of Securities of any series in any material respect; or

(10)          to give effect to any Holder Direction or any other direction from Holders permitted to be given under this Indenture, and to any other Act of the Holders made, given or taken by the Holders of one or more series of Securities in accordance with this Indenture; or

(11)          to modify this Indenture, the Securities of a series or a guarantee in order to comply with applicable Trust Indenture Legislation.

Section 902.        Supplemental Indentures With Consent of Holders.

The Corporation and the Trustee may, and the Trustee shall upon written request of the Corporation or when so directed by this Indenture, enter into one or more indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or the Securities of any series or of waiving or modifying in any manner the rights of the Holders of a series under this Indenture or the Securities of such series upon delivery to the Corporation and the Trustee of written notice of a Holder Direction from the Holders of Outstanding Securities of each series that would be affected, voting as a single class, by such supplemental indenture or indentures, as the case may be; provided, however, that no such supplemental indenture, amendment or waiver shall, without the consent of the Holder of each Outstanding Security of a series affected thereby:

(1)            change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security or any other Security which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502 or change the coin or currency in which any Security or any premium or interest thereon is payable, or impair the legal right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or

(2)            reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or

(3)            modify any of the provisions of this Section, Section 513 or Section 1005, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof. Notwithstanding anything to the contrary in this Indenture, any action that is permitted or authorized to be taken by a Holder Direction shall be binding upon all Holders of the applicable series regardless of whether a particular Holder shall have approved such Holder Direction and, except as otherwise provided in such Holder Direction, regardless of whether the Holders of any other affected series shall have approved such action in respect of such other affected series under this Section.

Section 903.         Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture entered into pursuant to Section 901 or Section 902 or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, in addition to the documents required by Section 102, an Opinion of Counsel and an Officer’s Certificate each stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Section 904.         Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby. A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

Section 905.       Conformity with Trust Indenture Legislation.

Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Legislation, if any, or then in effect and to the extent applicable.

Section 906.          Reference in Securities to Supplemental Indentures.

Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Corporation shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Corporation, to any such supplemental indenture may be prepared and executed by the Corporation and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

ARTICLE TEN

Covenants

Section 1001.         Payment of Principal, Premium and Interest.

The Corporation covenants and agrees for the benefit of the Holders of each particular series of Securities that it will duly and punctually pay the principal of and any premium and interest on the Securities of that series in accordance with the terms of the Securities and this Indenture.

Section 1002.       Intentionally Deleted.

Section 1003.      Maintenance of Office or Agency.

The Corporation will maintain, or cause the related Registrar or related Paying Agent, as the case may be, to maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Corporation in respect of the Securities of that series and this Indenture may be served. The Corporate Trust Office of the Trustee shall be such office or agency of the Corporation, unless the Corporation shall designate and maintain some other office or agency for one or more of such purposes. The Corporation will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Corporation shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Corporation hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Corporation may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Corporation of its obligation to maintain an office or agency in each Place of Payment for Securities of any series for such purposes. The Corporation will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

Section 1004.      Money for Securities Payments to Be Held in Trust.

If the Corporation shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of or any premium, or interest on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium, and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Corporation shall have one or more Paying Agents for any series of Securities, it will, on or prior to each due date of the principal of or any premium, or interest on any Securities of that series, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Legislation, and (unless such Paying Agent is the Trustee) the Corporation will promptly notify the Trustee of its action or failure so to act.

The Corporation will cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (1) comply with the provisions of the Trust Indenture Legislation applicable to it as a Paying Agent and (2) during the continuance of any default by the Corporation (or any other obligor upon the Securities of that series) in the making of any payment in respect of the Securities of that series, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities of that series.

The Corporation may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust hereunder by the Corporation or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Corporation or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal of or any premium or interest on any Security of any series and remaining unclaimed for two years (or such shorter period as may be specified in the applicable abandoned property statutes) after such principal, premium, or interest has become due and payable shall be paid to the Corporation on Company Request, or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Corporation for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Corporation as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Corporation cause to be mailed to Holders of Securities notice that such consideration remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Corporation.

Section 1005.      Statement by Officers as to Default.

The Corporation will deliver to the Trustee for each Series of securities, within 120 days after the end of each fiscal year of the Corporation ending after the date hereof (or within such shorter time period as may be required by the Trust Indenture Legislation), stating whether or not to the best knowledge of the signers thereof the Corporation is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Corporation shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Section 1006.       Waiver of Certain Covenants.

Except as otherwise specified as contemplated by Section 301 for Securities of such series, the Corporation may, with respect to the Securities of any series, omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 301(20), 301(21), 901(2) or 901(7) for the benefit of the Holders of such series if, before or after the time for such compliance, the Holders of the Outstanding Securities of such affected Series shall, by Holder Direction, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Corporation and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect. The Corporation will promptly notify the Trustee in writing of any such waiver or the revocation of any such waiver.

Section 1007.      Calculation of Original Issue Discount.

The Corporation shall file with the Trustee promptly after the end of each calendar year a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on Outstanding Securities as of the end of such year.

ARTICLE ELEVEN

Redemption of Securities

Section 1101.       Applicability of Article.

Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 301 for such Securities) in accordance with this Article.

Section 1102.      Election to Redeem; Notice to Trustee.

The election of the Corporation to redeem any Securities shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 301 for such Securities. In case of any redemption at the election of the Corporation, the Corporation shall, at least 30 days prior to the Redemption Date fixed by the Corporation (unless a shorter notice shall be reasonably satisfactory to the Trustee), notify the Trustee of such Redemption Date, of the principal amount of Securities of such series to be redeemed and, if applicable, of the tenor of the Securities to be redeemed. In the case of any redemption of Securities (a) prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, or (b) pursuant to an election of the Corporation which is subject to a condition specified in the terms of such Securities or elsewhere in this Indenture, the Corporation shall furnish the Trustee with an Officer’s Certificate evidencing compliance with each such restriction or condition.

Section 1103.      Selection by Trustee of Securities to Be Redeemed.

If less than all the Securities of any series are to be redeemed (unless all the Securities of such series and of a specified tenor are to be redeemed or unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected by the Trustee, from the Outstanding Securities of such series not previously called for redemption, in accordance with the applicable procedures of the Depositary; provided that the unredeemed portion of the principal amount of any Security shall be in an Authorized Denomination for such Security. If less than all the Securities of such series and of a specified tenor are to be redeemed (unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series and specified tenor not previously called for redemption in accordance with the preceding sentence.

The Trustee shall promptly notify the Corporation in writing of the Securities selected for redemption as aforesaid and, in the case of any Securities selected for partial redemption as aforesaid, the principal amount thereof to be redeemed.

The provisions of the two preceding paragraphs shall not apply with respect to any redemption affecting only a single Security, whether such Security is to be redeemed in whole or in part. In the case of any such redemption in part, the unredeemed portion of the principal amount of the Security shall be in an Authorized Denomination for such Security.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

Section 1104.       Notice of Redemption.

Notice of redemption shall be mailed by first-class mail to each Holder of Securities of the series to be redeemed, at its address appearing in the Register, or delivered electronically, in each case not less than 30 nor more than 60 days prior to the Redemption Date.

All notices of redemption shall state:

(1)	the Redemption Date;

(2)	the Redemption Price or, if not then ascertainable, the manner of calculation thereof;

(3)            if less than all the Outstanding Securities of any series and of a specified tenor consisting of more than a single Security are to be redeemed, the identification (and, in the case of partial redemption of any such Securities, the principal amounts) of the particular Securities to be redeemed and, if less than all the Outstanding Securities of any series and of a specified tenor consisting of a single Security are to be redeemed, the principal amount of the particular Security to be redeemed;

(4)            that on the Redemption Date the Redemption Price, together with accrued interest, if any, to the Redemption Date, will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date;

(5)            the place or places where each such Security is to be surrendered for payment of the Redemption Price and accrued interest, if any, unless it shall have been specified as contemplated by Section 301 with respect to such Securities that such surrender shall not be required;

and

(6)	such other matters as the Corporation shall deem desirable or appropriate.

Unless otherwise specified with respect to any Securities in accordance with Section 301, with respect to any redemption of Securities at the election of the Corporation, unless, upon the giving of notice of such redemption, Defeasance shall have been effected with respect to such Securities pursuant to Section 1202, such notice may state that such redemption shall be conditional upon the receipt by the Trustee or the Paying Agent(s) for such Securities, on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and any premium and interest on such Securities and that if such money shall not have been so received such notice shall be of no force or effect and the Corporation shall not be required to redeem such Securities. In the event that such notice of redemption contains such a condition and such money is not so received, the redemption shall not be made and within a reasonable time thereafter notice shall be given, in the manner in which the notice of redemption was given, that such money was not so received and such redemption was not required to be made, and the Trustee or Paying Agent(s) for the Securities otherwise to have been redeemed shall promptly return to the Holders thereof any of such Securities which had been surrendered for payment upon such redemption.

Notice of redemption of Securities to be redeemed at the election of the Corporation, and any notice of non-satisfaction of redemption as aforesaid, shall be given by the Corporation or, at the Corporation’s request, by the Trustee in the name and at the expense of the Corporation. Subject to the preceding paragraph, any such notice of redemption shall be irrevocable.

Section 1105.       Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, and the conditions, if any, set forth in such notice having been satisfied, the Securities or portions thereof so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless, in the case of an unconditional notice of redemption, the Corporation shall default in the payment of the Redemption Price and accrued interest, if any) such Securities or portions thereof, if interest-bearing, shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security or portion thereof shall be paid by the Corporation at the Redemption Price, together with accrued interest, if any, to the Redemption Date; provided, however, that no such surrender shall be a condition to such payment if so specified as contemplated by Section 301 with respect to such Security, and provided further that, unless otherwise specified as contemplated by Section 301, installments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 308.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

Section 1106.      Securities Redeemed in Part.

Any Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Corporation or the Trustee so require, due endorsement by, or a written instrument of transfer in form satisfactory to the Corporation and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Corporation shall execute, and the Trustee or the Authentication Agent, shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series and of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

Section 1107.        Intentionally Deleted.

Section 1108.         Deposit of Redemption Price or Purchase Price.

On or prior to 12:00 p.m. Eastern Time on any Redemption Date or Purchase Date, the Corporation shall deposit or cause to be deposited with the Trustee or with a Paying Agent (or, if the Corporation is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1004) an amount of money sufficient to pay the Redemption Price or Purchase Price, as applicable, of, and (except if the Redemption Date or Purchase Date shall be an Interest Payment Date) any accrued and unpaid interest to, but excluding, the Redemption Date or Purchase Date, as applicable, on, all the Securities which are to be redeemed or repurchased on that date.

Section 1109.       Acquisition by Means Other Than Redemption.

For avoidance of doubt, the Corporation may purchase or otherwise acquire, at any time or from time to time, Securities of any series by means other than a redemption, whether pursuant to an offer to purchase, open market purchase, private contract or otherwise, at such prices as the Corporation may determine in its sole discretion.

ARTICLE TWELVE

Defeasance and Covenant Defeasance

Section 1201.    Applicability of Article.

Unless, pursuant to Section 301, provision is made that either or both of (a) defeasance of any Securities or any series of Securities under Section 1202 and (b) covenant defeasance of any Securities or any series of Securities under Section 1203 shall not apply to such Securities of a series, then the provisions of either or both of Sections 1202 and Section 1203 as the case may be, together with Sections 1204 and 1205, shall be applicable to the Outstanding Securities of such series upon compliance with the conditions set forth below in this Article.

Section 1202.      Defeasance and Discharge.

The Corporation may cause itself to be discharged from its obligations with respect to any Securities or any series of Securities on and after the date the conditions set forth in Section 1204 are satisfied (hereinafter called “Defeasance”). For this purpose, such Defeasance means that the Corporation shall be deemed to have paid and discharged the entire indebtedness represented by such Securities and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Corporation, shall execute proper instruments acknowledging the same), subject to the following which shall survive until otherwise terminated or discharged hereunder: (1) the rights of Holders of such Securities to receive, solely from the trust fund described in Section 1204 and as more fully set forth in such Section, payments in respect of the principal of and any premium and interest on such Securities when payments are due, (2) the Corporation’s obligations with respect to such Securities under Sections 304, 305, 306 and 1003 and with respect to the Trustee under Section 607, (3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (4) this Article. Subject to compliance with this Article, Defeasance with respect to any Securities or any series of Securities by the Corporation is permitted under this Section 1202 notwithstanding the prior exercise by the Corporation of its rights under Section 1203 with respect to such Securities. Following a Defeasance, payment of such Securities may not be accelerated because of an Event of Default.

Section 1203.      Covenant Defeasance.

The Corporation may cause itself to be released from its obligations under any covenants provided pursuant to Section 301(20), 901(2), 901(6) or 901(7) with respect to any Securities or any series of Securities for the benefit of the Holders of such Securities and the occurrence of any event specified in Section 501(3) (with respect to any such covenants provided pursuant to Section 301(20), 901(2), 901(6) or 901(7)) or 501(6) shall be deemed not to be or result in an Event of Default with respect to such Securities as provided in this Section, in each case on and after the date the conditions set forth in Section 1204 are satisfied (hereinafter called “Covenant Defeasance”). For this purpose, such Covenant Defeasance means that, with respect to such Securities, the Corporation may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section (to the extent so specified in the case of Section 501(3)), whether directly or indirectly by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document, but the remainder of this Indenture and such Securities shall be unaffected thereby.

Section 1204.       Conditions to Defeasance or Covenant Defeasance.

The following shall each be a condition precedent to the application of Section 1202 or Section 1203 to any Securities or any series of Securities, as the case may be:

(1)            The Corporation shall have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (A) money in an amount, or (B) Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount, or (C) a combination thereof, sufficient, in the case of (B) or (C), in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the principal of and any premium and interest on such Securities on the applicable Stated Maturities or on any Redemption Date established pursuant to Clause (3) below, in accordance with the terms of this Indenture and such Securities. As used herein, “Government Obligation” means (x) any security which is (i) a direct obligation of Canada or the government which issued the foreign currency in which such Securities are payable, for the payment of which its full faith and credit is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of Canada or such government which issued the foreign currency in which such Securities are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by Canada or such other government, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank as custodian with respect to any Government Obligation which is specified in Clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

(2)            No event which is, or after notice or lapse of time or both would become, an Event of Default with respect to such Securities or any other Securities shall have occurred and be continuing at the time of such deposit.

(3)            If the Securities are to be redeemed prior to the applicable Stated Maturity (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee shall have been made.

(4)            The Corporation shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.

Section 1205.       Deposited Money and Government Obligations to Be Held in Trust; Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 1003, all money and Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 1204 in respect of any Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any such Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law. Moneys and Government Obligations (and the proceeds thereof) held pursuant to this Section for the benefit of the Holders of Subordinated Securities shall not be subject to the subordination provisions established with respect to such Securities pursuant to Section 301(22).

The Corporation shall pay and indemnify (in accordance with Section 607) the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 1204 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Corporation from time to time upon Company Request any money or Government Obligations held by it as provided in Section 1204 with respect to any Securities which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to such Securities.

Section 1206.      Reinstatement.

If and for so long as the Trustee is unable to apply any money or Government Obligations held in trust pursuant to Section 1003, Section 1204 or Section 1205 by reason of any legal proceeding or by reason of any order or judgment of any court or government agency enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations with respect to this Indenture and the Securities will be reinstated as though no such deposit in trust had been made. If the Corporation makes any payment of principal of or interest on any Securities because of the reinstatement of its obligations, it will be subrogated to the rights of the Holders of such Securities to receive such payment from the money or Government Obligations held in trust.

ARTICLE THIRTEEN

Immunity of Incorporators, Stockholders, Officers and Directors

Section 1301.      Indenture and Securities Solely Corporate Obligations.

No recourse for the payment of the principal of or any premium or interest on any Security, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Corporation in this Indenture or in any supplemental indenture, or in any Security, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director or employee, as such, past, present or future, of the Corporation or of any successor corporation, either directly or through the Corporation or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Securities.

ARTICLE FOURTEEN

Subordination of Subordinated Securities

Section 1401.    Agreement to Subordinate.

The Corporation covenants and agrees, and each Holder of any Subordinated Security issued hereunder by his acceptance thereof, whether upon original issue or upon transfer or assignment, likewise covenants and agrees, that the principal of (and premium, if any) and interest on each and all of the Subordinated Securities issued hereunder are hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Senior Indebtedness.

Section 1402.      Payment on Dissolution, Liquidation or Reorganization; Default on Senior Indebtedness.

Upon any payment or distribution of assets or securities of the Corporation of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of the Corporation, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other similar proceedings, or upon any assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Corporation or otherwise, all principal of (and premium, if any) and interest then due upon all Senior Indebtedness shall first be paid in full, or payment thereof provided for in money or money’s worth, before the Holders of the Subordinated Securities or the Trustee on their behalf shall be entitled to receive any assets or securities (other than shares of stock of the Corporation as reorganized or readjusted or securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment, junior to, or the payment of which is subordinated at least to the extent provided in this Article to the payment of, all Senior Indebtedness which may at the time be outstanding or any securities issued in respect thereof under any such plan of reorganization or readjustment) in respect of the Subordinated Securities (for principal, premium or interest). Upon any such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets or securities of the Corporation of any kind or character, whether in cash, property or securities (other than as aforesaid), to which the Holders of the Subordinated Securities or the Trustee on their behalf would be entitled, except for the provisions of this Article, shall be made by the Corporation or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, direct to the holders of Senior Indebtedness or their representatives to the extent necessary to pay all Senior Indebtedness in full, in money or money’s worth, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness. In the event that, notwithstanding the foregoing, the Trustee or the Holder of any Subordinated Security shall, under the circumstances described in the two preceding sentences, have received any payment or distribution of assets or securities of the Corporation of any kind or character, whether in cash, property or securities (other than as aforesaid) before all Senior Indebtedness is paid in full or payment thereof provided for in money or money’s worth, and if such fact shall then have been made known to the Trustee or, as the case may be, such Holder, then such payment or distribution of assets or securities of the Corporation shall be paid over or delivered forthwith to the receiver, trustee in bankruptcy, liquidating trustee, agent or other person making payment or distribution of assets or securities of the Corporation for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all Senior Indebtedness in full, in money or money’s worth, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

Subject to the payment in full, in money or money’s worth, of all Senior Indebtedness, the Holders of the Subordinated Securities (together with the holders of any indebtedness of the Corporation which is subordinate in right of payment to the payment in full of all Senior Indebtedness and which is not subordinate in right of payment to the Subordinated Securities) shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distribution of assets or securities of the Corporation applicable to Senior Indebtedness until the principal of (and premium, if any) and interest on the Senior Indebtedness shall be paid in full. No such payments or distributions applicable to Senior Indebtedness shall, as between the Corporation, its creditors other than the holders of Senior Indebtedness, and the Holders of the Subordinated Securities, be deemed to be a payment by the Corporation to or on account of the Subordinated Securities, it being understood that the provisions of this Article are and are intended solely for the purpose of defining the relative rights of the Holders of the Subordinated Securities, on the one hand, and the holders of Senior Indebtedness, on the other hand. Nothing contained in this Article or elsewhere in this Indenture or in the Subordinated Securities is intended to or shall impair, as between the Corporation and the Holders of Subordinated Securities, the obligation of the Corporation, which is unconditional and absolute, to pay to the Holders of the Subordinated Securities the principal of (and premium, if any) and interest on the Subordinated Securities as and when the same shall become due and payable in accordance with their terms, or to affect (except to the extent specifically provided above in this paragraph) the relative rights of the Holders of the Subordinated Securities and creditors of the Corporation other than the holders of Senior Indebtedness. Nothing contained herein shall prevent the Trustee or the Holder of any Subordinated Security from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article, of the holders of Senior Indebtedness in respect of assets or securities of the Corporation of any kind or character, whether cash, property or securities, received upon the exercise of any such remedy.

Upon any payment or distribution of assets or securities of the Corporation referred to in this Article, the Trustee and the Holders of the Subordinated Securities shall be entitled to rely upon any order or decree of a court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, and upon a certificate of the receiver, trustee in bankruptcy, liquidating trustee, agent or other person making any such payment or distribution, delivered to the Trustee or to the Holders of the Subordinated Securities for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Corporation, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article.

If:

(1)            there shall have occurred a default in the payment on account of the principal of (or premium, if any) or interest on or other monetary amounts due and payable on any Senior Indebtedness, or

(2)            any other default shall have occurred concerning any Senior Indebtedness which permits the holder or holders thereof to accelerate the maturity of such Senior Indebtedness following notice, the lapse of time, or both, or

(3)            during any time Senior Indebtedness is outstanding, the principal of, and accrued interest on, any series of Subordinated Securities shall have been declared due and payable upon an Event of Default pursuant to Section 502 hereof (and such declaration shall not have been rescinded or annulled pursuant to this Indenture);

then, unless and until such default shall have been cured or waived or shall have ceased to exist, or such declaration shall have been waived, rescinded or annulled, no payment shall be made by the Corporation on account of the principal (or premium, if any) or interest on the Subordinated Securities.

The Trustee shall be entitled to rely on the delivery to it of a written notice by a Person representing himself to be a holder of Senior Indebtedness (or a representative of such holder or a trustee under any indenture under which any instruments evidencing any such Senior Indebtedness may have been issued) to establish that such notice has been given by a holder of such Senior Indebtedness or such representative or trustee on behalf of such holder. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of Senior Indebtedness to participate in any payment or distribution pursuant to this Article Fourteen, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the right of such Person under this Article Fourteen, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment or distribution.

Section 1403.      Payment Prior to Dissolution or Default.

Nothing contained in this Article or elsewhere in this Indenture, or in any of the Subordinated Securities, shall prevent (a) the Corporation, at any time except under the conditions described in Section 1402 or during the pendency of any dissolution or winding up or total or partial liquidation or reorganization proceedings therein referred to, from making payments at any time of principal of (or premium, if any) or interest on Subordinated Securities or from depositing with the Trustee or any Paying Agent moneys for such payments, or (b) the application by the Trustee or any Paying Agent of any moneys deposited with it under this Indenture to the payment of or on account of the principal of (or premium, if any) or interest on Subordinated Securities to the Holders entitled thereto if such payment would not have been prohibited by the provisions of Section 1402 on the day such moneys were so deposited.

Notwithstanding the provisions of Section 1401 or any other provision of this Indenture, the Trustee and any Paying Agent shall not be charged with knowledge of the existence of any Senior Indebtedness, or of the occurrence of any default with respect to Senior Indebtedness of the character described in Section 1402, or of any other facts which would prohibit the making of any payment of moneys to or by the Trustee or such Paying Agent, unless and until the Trustee shall have received, no later than three Business Days prior to such payment, written notice thereof from the Corporation or from a holder of such Senior Indebtedness and the Trustee shall not be affected by any such notice which may be received by it on or after such third Business Day.

Section 1404.      Securityholders Authorize Trustee to Effectuate Subordination of Securities.

Each Holder of Subordinated Securities by his or her acceptance thereof authorizes and expressly directs the Trustee on his or her behalf to take such action in accordance with the terms of this Indenture as may be necessary or appropriate to effectuate the subordination provisions contained in this Article Fourteen and to protect the rights of the Holders of Subordinated Securities pursuant to this Indenture, and appoints the Trustee his or her attorney-in-fact for such purpose.

Section 1405.       Right of Trustee to Hold Senior Indebtedness.

The Trustee shall be entitled to all of the rights set forth in this Article Fourteen in respect of any Senior Indebtedness at any time held by it to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture shall be construed to deprive the Trustee of any of its rights as such holder.

Section 1406.       Article Fourteen Not to Prevent Events of Default.

The failure to make a payment on account of principal of, premium, if any, or interest on the Subordinated Securities by reason of any provision of this Article Fourteen shall not be construed as preventing the occurrence of an Event of Default under Section 501 or an event which with the giving of notice or lapse of time, or both, would become an Event of Default or in any way prevent the Holders of Subordinated Securities from exercising any right hereunder other than the right to receive payment on the Subordinated Securities.

Section 1407.       No Fiduciary Duty of Trustee to Holders of Senior Indebtedness.

The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness, and shall not be liable to any such holders (other than for its willful misconduct, bad faith or gross negligence) if either of them shall in good faith mistakenly pay over or distribute to the Holders of Subordinated Securities or the Corporation or any other Person, cash, property or securities to which any holders of Senior Indebtedness shall be entitled by virtue of this Article Fourteen or otherwise. Nothing in this Section 1407 shall affect the obligation of any other such Person to hold such payment for the benefit of, and to pay such payment over to, the holders of Senior Indebtedness or their representative. Nothing in this Article Fourteen shall apply to amounts due the Trustee pursuant to Section 607 or any other Section of this Indenture.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

ARTICLE FIFTEEN

Meetings of Holders of Securities

Section 1501.       Purposes for which Meetings may be Called.

A meeting of Holders of Securities of any series may be called at any time and from time to time pursuant to this Article Fifteen to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Securities of such series.

Section 1502.       Call, Notice and Place of Meetings.

Upon receiving the necessary funding and indemnity required by Section 603(4), the Trustee may at any time call a meeting of Holders of Securities of any series for any purpose specified in Section 1501, to be held at such time and at such place in Toronto, Ontario as the Trustee shall determine. Notice of every meeting of Holders of Securities of any series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in Section 106, not less than 21 nor more than 180 days prior to the date fixed for the meeting; provided that the Trustee shall have no obligation to call any meeting if it is not funded and indemnified to its reasonable satisfaction against its costs, expenses and liabilities associated therewith.

In case at any time the Corporation, pursuant to a Board Resolution, or the Holders of at least 25% in principal amount of the Outstanding Securities of any series shall have requested the Trustee to call a meeting of the Holders of Securities of such Series for any purpose specified in Section 1501, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not thereafter proceed to cause the meeting to be held as provided herein, then the Corporation or the Holders of Securities of such series in the amount above specified, as the case may be, may determine the time and the place in Toronto, Ontario for such meeting and may call such meeting for such purposes by giving notice thereof as provided in paragraph (a) of this Section.

Section 1503.      Persons Entitled to Vote at Meetings.

To be entitled to vote at any meeting of Holders of Securities of any series, a Person shall be (a) a Holder of one or more Outstanding Securities of such series; or (b) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such series by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any series shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Corporation and its counsel.

Section 1504.      Quorum; Action.

The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of Securities of such series. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved. In any other case, the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1502(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such series which shall constitute a quorum.

Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of such series, whether or not present or represented at the meeting.

Section 1505.      Determinations of Voting Rights; Conduct and Adjournment of Meetings.

Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of any series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 104 and the appointment of any proxy shall be proved in the manner specified in Section 104. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 104 or other proof.

The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders of Securities as provided in Section 1502(b), in which case the Company or the Holders of Securities of the series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series as are represented in person or by proxy at the meeting.

At any meeting, each Holder of a Security of such series or a proxy thereof shall be entitled to one vote for each $1,000 principal amount of Securities held or represented by such Holder; provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such series or a proxy thereof.

Any meeting of Holders of Securities of any series duly called pursuant to Section 1502 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented in person or by proxy at the meeting; and the meeting may be held as so adjourned without further notice.

Section 1506.     Counting Votes and Recording Action of Meetings.

The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such Series or of their representatives by proxy and the principal amounts and, if appropriate, the serial numbers of the Outstanding Securities of such series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record, at least in triplicate, of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 1502 and, if applicable, Section 1504. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Corporation, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

Fortis Inc.

By:	(signed) Barry V. Perry
Name:	Barry V. Perry
Title:	President and Chief Executive Officer

By:	(signed) Karl W. Smith
Name:	Karl W. Smith
Title:	Executive Vice President, Chief Financial Officer

Signature Page – Principal Indenture

Computershare Trust Company of Canada, as Trustee

By:	(signed) Sophie Brault
Name:	Sophie Brault
Title:	Manager

By:	(signed) Ekaterini Galouzis
Name:	Ekaterini Galouzis
Title:	Associate Trust Officer

Signature Page – Principal Indenture

Exhibit A

[Form of Face of Security]

[Insert the Global Security Legend, if applicable pursuant to the provisions of the Indenture]

[Insert any legend required by the Income Tax Act (Canada) and the regulations thereunder.]

FORTIS INC.

No.	$

CUSIP No.

Fortis Inc., a corporation duly continued and existing under the laws of the province of Newfoundland and Labrador, Canada (herein called the “Corporation,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to             , or registered assigns, the principal sum of              Dollars on [if the Security is to bear interest prior to Maturity and interest payment periods are not extendable, insert—, and to pay interest thereon from              or from the most recent Interest Payment Date to which interest has been paid or duly provided for, [insert— semi-annually, quarterly, monthly or other description of the relevant payment period] on                         , , and              in each year, commencing                         , , at the rate of % per annum, until the principal hereof is paid or made available for payment [if applicable, insert—; provided that any principal, and premium, and any such installment of interest, which is overdue shall bear interest at the rate of % per annum (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand]. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date (other than an Interest Payment Date that is the Stated Maturity or a Redemption Date) will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the              (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange, if any, on which the Securities of this series may be listed, and upon such notice as may be required by any such exchange, all as more fully provided in said Indenture].

[If the Security is not to bear interest prior to Maturity, insert—The principal of this Security shall not bear interest except in the case of a default in payment of principal upon acceleration, upon redemption or at Stated Maturity and in such case the overdue principal and any overdue premium shall bear interest at the rate of       % per annum (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment. Interest on any overdue principal or premium shall be payable on demand. Any such interest on overdue principal or premium which is not paid on demand shall bear interest at the rate of       % per annum (to the extent that the payment of such interest on interest shall be legally enforceable), from the date of such demand until the amount so demanded is paid or made available for payment. Interest on any overdue interest shall be payable on demand.]

Payment of the principal of (and premium, if any) and [if applicable, insert—any such] interest on this Security will be made at the office or agency of the Corporation maintained for that purpose, in such coin or currency of Canada as at the time of payment is legal tender for payment of public and private debts. [if applicable, insert—; Payments of principal of, premium, if any, and interest on the Securities of this series represented by a Global Security shall be made by wire transfer of immediately available funds to the Holder of such Global Security, provided that, in the case of payments of principal and premium, if any, such Global Security is first surrendered to the Paying Agent. If any of the Securities of this series are no longer represented by a Global Security, (i) payments of principal, premium, if any, and interest due at the Stated Maturity or earlier redemption of such Securities shall be made at the office of the Paying Agent upon surrender of such Securities to the Paying Agent, and (ii) at the option of the Corporation payment of interest may be made by (A) check mailed to the address of the Person entitled thereto as such address shall appear in the Register or (B) wire transfer at such place and to such account at a banking institution in Canada as may be designated in writing to the Trustee at least five (5) Business Days prior to the date for payment by the Person entitled thereto].

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS SECURITY SET FORTH ON THE REVERSE HEREOF, WHICH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS IF SET FORTH AT THIS PLACE.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed. Dated:

Fortis Inc.

By:
Name:
Title:

By:
Name:
Title:

[Form of Reverse of Security]

This Security is one of a duly authorized issue of securities of the Corporation (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of                     (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Corporation and Computershare Trust Company of Canada (the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitation of rights, duties and immunities thereunder of the Corporation, the Trustee [if applicable, insert—, the holders of Senior Indebtedness] and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof [if applicable, insert—, [initially] limited in aggregate principal amount to $               , provided that the Corporation may, without the consent of any Holder, at any time and from time to time, increase the initial principal amount].

[If applicable, insert—The Securities of this series are subject to redemption upon not less than 30 days’ notice by mail, at any time [if applicable, insert—on or after                , ], as a whole or in part, at the election of the Corporation, at the following Redemption Prices (expressed as percentages of the principal amount): If redeemed [if applicable, insert— on or before                   ,       ,       %, and if redeemed] during the 12-month period beginning                        of the years indicated,

YEAR	REDEMPTION PRICE	YEAR	REDEMPTION PRICE

and thereafter at a Redemption Price equal to % of the principal amount, together in the case of any such redemption with accrued interest to the Redemption Date, but interest installments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof, all as provided in the Indenture.]

[If applicable, insert—Notwithstanding the foregoing, the Corporation may not, prior to                      ,     , redeem any Securities of this series as contemplated by [if applicable, insert—Clause (2) of] the preceding paragraph as a part of, or in anticipation of, any refunding operation by the application, directly or indirectly, of moneys borrowed having an interest cost to the Corporation (calculated in accordance with generally accepted financial practice) of less than         % per annum.]

[If the Security is subject to redemption of any kind, insert—In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]

[If applicable, insert—The Indenture contains provisions for defeasance at any time of [the entire indebtedness of this Security] [or] [certain restrictive covenants and Events of Default with respect to this Security] [, in each case] upon compliance with certain conditions set forth in the Indenture.]

[If the Security is not an Original Issue Discount Security, insert—If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner, with the effect and subject to the conditions set forth in the Indenture.]

[If the Security is an Original Issue Discount Security, insert—If an Event of Default with respect to the Securities of this series shall occur and be continuing, an amount of principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. Such amount shall be equal to [insert formula for determining the amount]. Upon payment of (i) the amount of principal so declared due and payable and (ii) interest on any overdue principal, premium, and interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Corporation’s obligations in respect of the payment of the principal of and premium and interest, if any, on the Securities of this series shall terminate.]

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of all series affected under the Indenture at any time by the Corporation and the Trustee with approval by Holder Direction. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Holders of all the Notes, to waive compliance with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than a majority in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received a Holder Direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

For disclosure purposes under the Interest Act (Canada), whenever in the Securities of this series or the Indenture interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Register, upon surrender of this Security for registration of transfer at the office or agency of the Corporation in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Corporation and the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Corporation, the Trustee nor any such agent shall be affected by notice to the contrary.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.